                                                     Registration No. 333-161466

   As filed with the Securities and Exchange Commission on February 23, 2010

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 AMENDMENT NO. 2
                                   ON FORM F-1
                                       TO
                                    FORM F-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                                   TEFRON LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             ISRAEL                      2340                NOT APPLICABLE
 (STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD       (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)  NDUSTRIAL CLASSIFICATION   IDENTIFICATION NO.)
                                      CODE NUMBER)

                           INDUSTRIAL CENTER, TERADYON
                                  P.O. BOX 1365
                              MISGAV, 20179, ISRAEL
                                 + 972-4-9900881
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                TEFRON USA, INC.
                                 720 MAIN ST. W.
                                  P.O. BOX 100
                                VALDESE, NC 28690
                                ATTN: ERAN ROTEM
                                 + 972-4-9900881

            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   Copies to:
                               PERRY WILDES, ADV.
               GROSS, KLEINHENDLER, HODAK, HALEVY, GREENBERG & CO.
                               ONE AZRIELI CENTER
                             TEL AVIV 67021, ISRAEL
                                 +972-3-607-4444

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT
SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE
SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN
OFFER TO SELL SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY SECURITIES IN
ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 23, 2010
                                   PROSPECTUS

      DISTRIBUTION OF RIGHTS TO PURCHASE UP TO 1,578,975 ORDINARY SHARES

                                 --------------

     We are distributing transferable rights to purchase up to 1,578,975 of our ordinary shares to those persons that, as of 5:00 p.m., New York City time on the record date of March 11, 2010 were shareholders of our company. You will receive one right for each 1.406 ordinary shares that you hold on the record date. If you hold one ordinary share, you will not receive any rights. Your rights will be aggregated for all the shares that you own on the record date and then rounded down to the nearest whole number, so that you will not receive fractional rights. For example, if you own two shares on the record date, you will receive one right, and if you own 10,000 shares on the record date, you will receive 7,112 rights. For holders of shares on the record date, each right will entitle you to purchase, at a subscription price of $3.80, one ordinary share. The rights granted to holders of shares are exercisable until 2:00 a.m.,
New York City time on March 25, 2010.

     Our ordinary shares are quoted on the Over the Counter Bulletin Board
("OTCBB") under the symbol "TFRFF.OB" and are listed on the Tel Aviv Stock
Exchange in Israel under the symbol "TFRLF." On February 22, 2010, the last reported sale price of our ordinary shares on the OTCBB was $4.30 per ordinary share and the last reported sale price of our ordinary shares on the Tel Aviv
Stock Exchange was NIS 14.93 per ordinary share.

     The rights are transferable and will be quoted for trading on the OTCBB and will be listed for trading on the Tel Aviv Stock Exchange, in each case for one day only on March 23, 2010. If you hold your rights through an Israeli brokerage company that holds the rights through our nominee company (Hevra Le-Rishumim of
Bank Hapoalim), you will be considered to have instructed your broker to sell all your rights on the Tel Aviv Stock Exchange with no price limit, if you fail to give your broker instructions regarding the exercise, non-exercise or sale of the rights prior to March 23, 2010 (by the time determined by your broker). The purchaser of such rights shall be able to exercise them until 2:00 a.m., New
York City time on March 25, 2010.

     The offering is not secured by an underwriting commitment.

     You should read both this prospectus and any prospectus supplement before you decide to invest in our ordinary shares.

     INVESTING IN THE SECURITIES OFFERED HEREIN INVOLVES A HIGH DEGREE OF RISK.
SEE "RISK FACTORS" BEGINNING ON PAGE 12 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION OR THE ISRAELI SECURITIES AUTHORITY HAS APPROVED OR DISAPPROVED OF
THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER THE LAWS OF THE
UNITED STATES AND THE LAWS OF THE STATE OF ISRAEL.

                  The date of this prospectus is ________, 2010

                                TABLE OF CONTENTS

ITEM                                                                        PAGE
----                                                                        ----

PART I
   PROSPECTUS SUMMARY                                                        7
     OUR COMPANY                                                             7
     RECENT DEVELOPMENT                                                      9
     THE OFFERING                                                           11
   QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING                          13
   RISK FACTORS                                                             18
   USE OF PROCEEDS                                                          32
   PRICE RANGE OF ORDINARY SHARES                                           32
   THE RIGHTS OFFERING                                                      34
   SELECTED FINANCIAL DATA                                                  40
   PLAN OF DISTRIBUTION                                                     42
   DILUTION                                                                 43
   CAPITALIZATION                                                           43
   MATERIAL INCOME TAX CONSIDERATIONS                                       44
   DESCRIPTION OF SHARE CAPITAL                                             49
   EXPENSES OF THE OFFERING                                                 50
   RELATED PARTY TRANSACTIONS                                               50
   LEGAL MATTERS                                                            52
   EXPERTS                                                                  52
   ENFORCEABILITY OF CIVIL LIABILITIES                                      52
   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                          53
   DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
   SECURITIES ACT LIABILITIES                                               54
   WHERE YOU CAN FIND MORE INFORMATION                                      54
PART II
   ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS                        55
   ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES                          57
   ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES                       57
   ITEM 9. UNDERTAKINGS                                                     57
   EXHIBIT INDEX                                                            61

     You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of
1934, as amended, and the safe harbor provisions of the United States Private
Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties and relate to our future plans, objectives, expectations and intentions. The use of words such as "may," "will," "expect,"
"anticipate," "intend," "plan," "estimate," "believe," "continue" or other similar expressions often identify forward-looking statements but are not the only way we identify these statements. These forward-looking statements reflect our current expectations and assumptions as to future events that may not prove to be accurate.

     Our actual results are subject to a number of risks and uncertainties and could differ materially from those discussed in these statements. Factors that could contribute to these differences include, but are not limited to, those discussed under the sections: "Our Company" and "Risk Factors" and elsewhere included or incorporated by reference into this Prospectus. The uncertainties that may cause differences include, but are not limited to:

     o    the liquidity challenges that we face;

     o    our dependence on a small number of principal customers and on their continued purchase of our products in the same volumes or on the same terms and their ability to meet their payment obligations to us;

     o    the effect of the worldwide recession on our target markets and the cyclical nature of the clothing retail industry and the ongoing changes in fashion preferences;

     o    our failure to generate sufficient cash from our operations to pay our debt and our failure to meet our financial covenants in our bank loan agreements;

     o    the competitive nature of the markets in which we operate, including the ability of our competitors to enter into and compete in the seamless market in which we operate;

     o    the potential adverse effect on our future operating efficiency resulting from our expansion into new product lines with more complicated products, different raw materials and changes in market trends;

     o    fluctuations in inflation and currency exchange rates;

     o    cost increase in the purchase of finish products or production services;

     o    the limitations and restrictions imposed by our substantial debt obligations;

     o    the potential adverse effect on our business resulting from our international operations, including increased custom duties and import quotas (e.g., in China, where we manufacture for our swimwear division);

     o    political, economic and social risks associated with international business and relating to operations in Israel;

     o    the purchase of new equipment that may be necessary as a result of our expansion into new product lines;

     o    our dependence on subcontractors in connection with our manufacturing process, in particular the sewing, dyeing and finishing process;

     o    the fluctuating costs of raw materials; and

     o    dependence on our suppliers for our machinery and the maintenance of our machinery.

     In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In light of these risks, uncertainties and assumptions, the forward-looking events contained in this prospectus might not occur.

                               PROSPECTUS SUMMARY

     THIS PROSPECTUS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED
ELSEWHERE, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS. YOU SHOULD READ THE
FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR
COMPANY AND THE SECURITIES BEING SOLD IN THIS OFFERING, WHICH INFORMATION
APPEARS ELSEWHERE IN THIS PROSPECTUS AND IN OTHER DOCUMENTS FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION THAT WE HAVE INCORPORATED BY REFERENCE INTO
THIS PROSPECTUS.

     UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS PROSPECTUS TO
"TEFRON," "WE," "OUR," "OUR COMPANY," "US" AND THE "COMPANY" REFER TO TEFRON
LTD. AND ITS CONSOLIDATED SUBSIDIARIES. ALL REFERENCES IN THIS PROSPECTUS TO
"ORDINARY SHARES" REFER TO OUR ORDINARY SHARES, NOMINAL VALUE NIS 10.0 PER
SHARE. ALL REFERENCES IN THIS PROSPECTUS TO "DOLLARS" OR "$" ARE TO UNITED
STATES DOLLARS AND ALL REFERENCES IN THIS PROSPECTUS TO "SHEKELS" OR "NIS" ARE
TO NEW ISRAELI SHEKELS.

                                   OUR COMPANY

     Tefron Ltd. was incorporated under the laws of the State of Israel on March
10, 1977. We are subject to the provisions of the Israeli Companies Law,
5759-1999, or the Companies Law.

     We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, J.C
Penny, Maidenform, lululemon athletica, Warnaco/Calvin Klein, Patagonia, Reebok,
Wal-Mart, Swimwear Anywhere, El Corte Englese and other well known American and
European retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop tops, T-shirts, daywear, nightwear, bodysuits, swimwear, beach-wear, active-wear, shape wear and accessories. We are known for the technological innovation of our Hi-Tex manufacturing process, which is conducted through our subsidiary, Hi-Tex Founded by Tefron Ltd., or
Hi-Tex. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our advanced development and design skills and manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process involves the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations.
Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability. Our fabric engineering, product design and the comfort of our products provide us with an opportunity to expand our sales of active-wear products.

     Our subsidiary, Macro Clothing Ltd., or Macro, is known for its ability to combine expertise in design and fashion with its ability to manufacture high quality swimwear products in large quantities to leading customers mainly in the
U.S. and Europe.

     We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's
Secret in 1991, with The Gap in 1993, with Nike and J.C Penny in 2000 and with
Swimwear Anywhere in 2003. In 2000, we also began our relationship with Target, which was an existing customer of Tefron USA, Inc., or Tefron USA. These customers accounted for approximately 83.5% of our total sales in 2007, 76.4% of our total sales in 2008 and 53.7% of our total sales in the nine months ended
September 30, 2009.

     Our principal executive offices and registered offices are located at
Industrial Center Teradyon, P.O. Box 1365, Misgav 20179, Israel, and our
telephone number is 972-4-990-0881

     Below is a summary of significant events in our development:

     1990      First bodysize cotton panty with elastics adjustable to body size.

     1997      Formation of Hi-Tex Founded by Tefron Ltd. and production of first seamless products.

               Initial public offering of our ordinary shares on the NYSE.

     1999      Acquisition of Alba Waldensian, Inc. (Tefron USA), a manufacturer of seamless apparel and healthcare products.

     2001      Initial significant shifting of sewing production to Jordan.

     2002      Reorganization of Tefron USA, including a spin-off of the Health
               Product Division and the formation of the AlbaHealth joint venture with a strategic investor, and the initial consolidation of the seamless production activity in Hi-Tex in Israel, which was completed in the second quarter of 2003.

     2003      Acquisition of all of the outstanding ordinary shares of Macro
               Clothing Ltd., an entity that develops, manufactures, markets and sells swimsuits and beachwear.

               Implementation of strategic steps to expand our product line, including active-wear products, to diversify our product line and client base.

     2004      Closing of equity investments with two groups of investors in the aggregate amount of $20 million.

               Launch of a new business division, Sports Innovation Division, or
               SID, devoted to our growing US customer base in the performance active-wear market.

     2005      Listing of our ordinary shares for trading on the Tel-Aviv Stock
               Exchange ("TASE") (in addition to the listing on the NYSE).

     2006      Closing of a public offering of ordinary shares and option certificates on the TASE for aggregate net proceeds of $13.8 million. We subsequently received approximately $5.7 million from the exercise of the option certificates, primarily in 2007.

               Disposition of our ownership interest in AlbaHealth for
               consideration of approximately $13 million, consisting of
               approximately $10 million paid in cash and $3 million by an unsecured subordinated promissory note, the terms of which were amended on December 31, 2008. On September 24, 2009, we signed an agreement with AlbaHealth for the early repayment of the
               unsecured subordinated promissory note. According to the
               agreement, AlbaHealth paid us $1.715 million and settled all overdue interest payments. We recorded a loss from this early repayment in the amount of $1.285 million in our financial statements for the period ended September 30, 2009.

September 2008 Acquisition of operations of Excelsior Inc., a private company operating in the USA that specializes in design and distribution of swimwear in the USA.

December 2008  Delisting of our ordinary shares from the NYSE due to failure to meet certain quantitative listing standards.

January 2009   Quotation of our ordinary shares on the Over the Counter Bulletin
               Board.

               Ten-for-one reverse stock split and increase in share capital.

February 2009  Implementation of an efficiency plan to, among other things, streamline our production facilities and reduce wastage.

     We enjoy several strategic advantages by reason of our location in Israel and Jordan. Israel is one of the few countries in the world that has free trade agreements with the United States, Canada, the European Union, or EU, and the
European Free Trade Association, or EFTA. These agreements permit us to sell our products in the United States, Canada and the member countries of the EU and the
EFTA free of customs duties and import quotas. We also currently benefit from tax incentives provided by the Government of Israel and from the availability in
Israel of skilled engineers and unskilled workers.

     Since the fourth quarter of 2008, we have faced liquidity challenges due to the worsening global economic environment, our ongoing operating difficulties and the reduction by our bank lenders of the credit available to us. Due to these factors and in view of our financial results, we decided in February 2009 to implement an overall efficiency plan. In this context we decided to streamline all our production facilities, including by combining several production sites operating in Jordan into fewer, larger production facilities (a process we completed as of December 10, 2009), improving the utilization of knitting capacity and reducing knitting costs, making changes in the development processes (in order to meet the production demands at the development stage), assimilating an advanced system of quality assurance, with precise feedback for the production process, reducing gaps of time between the various production stages for the purpose of reducing lead time for customers, reducing wastage and reducing our workforce by about 15%. We are also examining the possibility of transferring additional portions of our production process to countries with lower labor costs. As of the date of this prospectus, we have completed the implementation of almost all of the efficiency plan, which led to a significant reduction in our costs during 2009.

     In addition, at the end of 2008, we closed our dyeing factory in Israel, which provided only a small part of the dyeing activity for our products. We have transferred all of our dyeing activity to subcontractors with whom we have longstanding business relationships.

     In order to streamline our management, operations and our arrangements with customers and suppliers, during January 2009 we transferred all of our Cut & Sew sportswear and underwear activity to our subsidiary, Hi-Tex, while maintaining our swimwear activity in our subsidiary, Macro. Since January 2009, our arrangements with all our customers and most of our suppliers in connection with our underwear and sportswear businesses are conducted solely through Hi-Tex.
Previously, our customers and suppliers were required to enter into separate agreements with Tefron and Hi-Tex.

                               RECENT DEVELOPMENTS

     REPLACEMENT OF CEO

     On November 16, 2009, Mr. Adi Livneh, who served as our Chief Executive
Officer (CEO) since September 1, 2008, notified us of his decision to resign from his position as CEO of the Company. Mr. Livneh resigned for personal reasons and he is no longer acting as our CEO. On January 21, 2010, we announced the appointment of Amit Meridor as our new CEO, effective immediately.

     MEMORANDUM OF UNDERSTANDING WITH OUR BANK LENDERS

     On December 2, 2009, we received non-written notices from our bank lenders in which the banks stated their decision to terminate our utilization of our credit line. On January 6, 2010, we signed a memorandum of understanding (MOU)
with our bank lenders pursuant to which the banks would provide us with a total credit line of $30.75 million, comprised of the current utilized balance under our existing credit line in the amount of $28.95 million and new credit in an additional amount of $1.8 million. The new credit would be provided by the banks in the form of a short term credit line guaranteed by partners of our shareholder, Norfet, Limited Partnership. This guarantee by Norfet's partners would be terminated upon our completion of a rights offering and/or a private placement in which not less than $4 million is invested in Tefron's equity (the
"Minimum Offering"). The MOU also establishes new financial covenants and undertakings, including our undertaking not to distribute any dividends or pay management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full. In addition, the MOU provides that by the end of the first quarter of 2010, we and our bank lenders must enter into a definitive binding agreement and we must complete the Minimum
Offering. In the event that we do not satisfy these terms, the banks may cancel all our credit lines, in which event we would have a real difficulty in obtaining financing from other sources, which would jeopardize the continuation of our activities, and Tefron would have difficulty continuing to operate as a going concern.

     Subject to applicable regulatory and shareholder approval requirements,
Norfet has agreed with our bank lenders that it (or whoever acts on its behalf)
would participate in a rights offering and/or private placement of our shares, and in the framework of such rights offering and/or private placement not less than $4 million would be invested in Tefron's equity. Norfet has also indicated
to us that it does not intend to exercise nor sell its rights in the Rights
Offering, but that it (or whoever acts on its behalf) intends to acquire shares from Tefron by means of a private placement following the rights offering at a price identical to the price per share offered in the rights offering. See "-
Private Placement to Norfet, Limited Partnership" below. Due to regulatory limitations, Norfet (or whoever acts on its behalf) may not be able to invest the entire $4 million within the framework of a rights offering and a private placement following the rights offering, and in such event, the parties would agree upon the manner in which Norfet (or whoever acts on its behalf) would invest the difference between $4 million and the amount raised in the rights offering, or reach any other mutually agreeable resolution.

     In addition, pursuant to the MOU, upon the execution of a definitive agreement with the bank lenders no later than March 31, 2010, a re-organization of the current credit lines with the banks would be effected as follows: (1) one loan in the amount of $15 million would be payable in three equal installments of $1.25 million, each at the end of the seventh, eighth and ninth years from the date on which this loan was provided (I.E., years 2016, 2017 and 2018), with the balance of $11.25 million to be paid at the end of the year 2019, (2) one loan in the amount of $5 million would be payable in four equal installments of
$1.25 million each, beginning on the last day of the third year from the date on which such loan was provided (I.E., 2012) and (3) short term credit lines in a total amount of $8.95 million. The MOU further provides that the banks would provide waivers for Tefron's failure to meet its financial covenants in 2009 and establishes new financial covenants and undertakings for 2010, including our undertaking not to distribute any dividends or pay management fees and/or any other payment to our shareholders until the loans have been repaid in full.

     PRIVATE PLACEMENT TO NORFET, LIMITED PARTNERSHIP

     As described above in "- Memorandum of Understanding with Our Bank
Lenders", the MOU with our bank lenders requires us to complete a rights offering and/or a private placement in which not less than $4 million is invested in Tefron's equity by the end of the first quarter of 2010. Subject to applicable regulatory and shareholder approval requirements, Norfet has agreed with our bank lenders that it (or whoever acts on its behalf) would participate in a rights offering and/or private placement of our shares, and in the framework of such rights offering and/or private placement not less than $4 million would be invested in Tefron's equity.

     As of February 22, 2010, Norfet and its main shareholders, FIMI Opportunity
Fund L.P. and FIMI Israel Opportunity Fund Limited Partnership, owned jointly in the aggregate approximately 21.85% of the issued share capital and voting rights in Tefron, and to the best of Tefron's knowledge, there is no shareholder who owns 25% or more of the voting rights in Tefron. Accordingly, participation by
Norfet, FIMI Opportunity Fund L.P. and FIMI Israel Opportunity Fund Limited
Partnership (Norfet, Limited Partnership or an entity/person on its behalf, including controlling parties in Norfet, in this section are collectively called
"Norfet") in the rights offering, to the extent the rights distributed to other shareholders in the rights offering are not exercised in full, may cause
Norfet's holdings to exceed 25% of Tefron's voting power (and even 45% of
Tefron's voting power), which would require Norfet to conduct a special tender offer, pursuant to Section 328 of the Companies Law.

     However, pursuant to Section 328(b) of the Companies Law, a shareholder may increase its voting power to 25% or more of a company's voting power (and even to more than 45% of the voting power) by means of a private placement that has been approved by such company's shareholders as a private placement for the purpose of granting to the shareholder voting power of 25% or more of the voting power in the company ("Controlling Interest"), if the company does not already have a shareholder with a Controlling Interest, or as a private placement for the purpose of granting to a shareholder voting power over 45% of the company's voting power, if the company does not already have a shareholder with voting power over 45% of the company's voting power.

     Due to Tefron's need to raise capital, our board of directors has decided to raise capital by means of a transaction that combines both a rights offering to all of our shareholders and a private placement to Norfet, pursuant to the requirements of Section 328(b) of the Companies Law, as follows:

     1.   We intend to complete the rights offering to our shareholders, as described in this Prospectus

     2.   Norfet will not exercise nor sell its rights in the Rights Offering, and neither will Tefron Holdings (98) Ltd., our wholly owned subsidiary ("Tefron Holdings"). Accordingly, the maximum capital that may be raised in the rights offering will be approximately
          $4.478 million.

     3.   At a shareholders meeting held on February 23, 2010, the shareholders approved the private placement of ordinary shares to Norfet (which is deemed to be an "extraordinary private placement" under Israeli law)
          pursuant to which, subject to our conducting the Rights Offering, the private placement will be conducted at a price identical to the price per share offered in the Rights Offering and the aggregate amount to be raised will be the greater of (a) the difference between $4 million and the amount previously raised in the rights offering, but only to the extent that Norfet's holdings in Tefron immediately following the private placement does not exceed 45% of Tefron's voting rights (the
          45% limitation was agreed upon between the Company and the Israeli
          Securities Authority), and (2) such amount as would enable Norfet to retain its aggregate 21.85% holdings in Tefron immediately following the private placement.

                                       10

     In the event that the total gross amount invested in Tefron's equity after the rights offering and the private placement are conducted will be less than $4 million due to the limitations imposed by the Israel Securities Authority (ISA)
providing that Norfet's holdings may not exceed 45% of the voting rights in
Tefron following the private placement, Tefron will consider an additional private placement to Norfet, subject to receipt of all required authorizations and disclosures to the public.

     Norfet and its main shareholders, FIMI Opportunity Fund L.P. and FIMI
Israel Opportunity Fund Limited Partnership, have irrevocably committed to us that, in the event that we do not enter into a definitive binding agreement with our bank lenders, but at least one shareholder exercises its rights in the
Rights Offering, that on the first trading day following the completion of the
Rights Offering, they (or whoever acts on their behalf) will acquire shares from
Tefron for an aggregate purchase price of $1.311 million. The purchase price was calculated by multiplying the aggregate holdings of Norfet and its main shareholders as of the date of this prospectus (21.85%) by $6 million, which is the gross proceeds that we would receive if the rights offering is fully subscribed for by all shareholders. Norfet and its main shareholders (or whoever acts on their behalf) would acquire these shares from Tefron at a price per share that is identical to the price per share offered in the rights offering
($3.8 per share). To guarantee this commitment, Norfet and its main shareholders
(or whoever acts on their behalf) agreed to deposit the $1.311 million in trust no later than on the date on which at least one shareholder exercises its rights in the Rights Offering (regardless of whether we have entered into a definitive binding agreement with our bank lenders at that time). Under these circumstances, Norfet (or whoever acts on its behalf) would not invest the difference between $4 million and the amount raised in the rights offering, as described above.

     It is expected that the private placement to Norfet would occur soon after the rights offering, assuming satisfaction of all conditions precedent. For more information on the contemplated private placement with Norfet, please see the proxy statement for the shareholders meeting which was submitted by Tefron to the Securities and Exchange Commission on Form 6-K on January 19, 2010.

     RENTAL FEES FOR PLANT IN MISGAV

     As part of the agreement with our bank lenders, we agreed to work to obtain a reduction of the rental fees for the property on which our plant in Misgav is located. To that end, we began negotiations to reduce the rental fee of the plant in Misgav and vacate one of the buildings in our use. On January 11, 2010 we received a letter from the representative of RIET 1 Ltd., the owner of the buildings in Misgav, in which RIET 1 claims that we did not transfer the rental fee for December 2009 and the first quarter of 2010, in the amount of $877,000.
REIT 1 also claims that there is a debt for linkage differences in the amount of
NIS 570,000. Tefron has reservations regarding the claims stated in REIT 1's letter, including the amount of the claimed debt. We and REIT 1 are continuing our discussions in this matter, and we are currently in advanced stages of negotiations to resolve the disagreement between us.

                                  THE OFFERING

     For a more complete description of the securities specified in the following summary, please see "The Rights Offering" in this prospectus.

Rights Offering     You will receive one right for each 1.406 ordinary shares
                    that you hold on the record date. If you hold one ordinary share, you will not receive any rights. Your rights will be aggregated for all the shares that you own on the record
                    date and then rounded down to the nearest whole number, so that you will not receive fractional rights.

Record Date         March 11, 2010

Ordinary Share      The subscription price is $3.80 per share, which is an
Subscription Price  approximately 11.6% discount to the last reported sale price of our ordinary shares on the OTCBB on February 22, 2010 and an approximately 4% discount to the last reported sale price of our ordinary shares on the TASE on February 22, 2010
                    (based on the representative rate of exchange as of February
                    22, 2010).

Expiration Date     The rights granted to holders of shares are  exercisable
                    until 2:00 a.m., New York City time on March 25, 2010.
                    No one may exercise rights after the expiration date.

                                       11

Procedure for       After you have exercised your rights, you may not revoke
Exercising Rights   that exercise.
Exercise of
Rights Irrevocable

Transferability     The rights are transferable. If you are one of our
                    affiliates, you may transfer your rights only if there is an effective registration statement or exemption covering such transfer under the united States securities laws.

Use of Proceeds     The aggregate proceeds to us from the rights offering will be up to $4.478 million before deducting offering expenses payable by us, assuming that our shareholder, Norfet, and
                    our subsidiary, Tefron Holdings, do not exercise their
                    rights but the offering is otherwise fully subscribed for.

                    We intend to use the net proceeds from this rights offering towards funding of general corporate purposes, including
                    working capital, labor, energy and raw material costs in
                    accordance with our company's needs and in accordance with resolutions of our board of directors from time to time.

Listing             Our ordinary shares are quoted on the OTCBB under the symbol
                    "TFRFF.OB" and are listed on the Tel Aviv Stock Exchange in
                    Israel under the symbol "TFRLF." On February 22, 2010, the last reported sale price of our ordinary shares on the OTCBB was $4.30 per ordinary share and the last reported sale
                    price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 14.93 per ordinary share.

Rights Agent        American Stock Transfer & Trust Company.

Information Agent   The Altman Group, Inc. You may contact them with questions at 877-896-3194 or by email at reorg@altmangroup.com (banks and brokers only may call 201-806-7300).

OTCBB and TASE
Rights Trading Day  March 23, 2010.

Delivery of New     We expect to deliver the ordinary shares subscribed in this
Shares              rights offering as soon as practical after the expiration
                    date.

                                       12

                 QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

WHAT IS A RIGHTS OFFERING?

     A rights offering is a distribution of rights on a pro rata basis to all shareholders of a company. We are distributing to holders of our ordinary shares, at no charge, one right for each 1.406 ordinary shares held by them at
5:00 p.m., New York City time, on March 11, 2010, the "record date".

     The 1.406 was derived by dividing the sum of the total number of our issued and outstanding ordinary shares as of February 22, 2010 (including 99,740 ordinary shares held by Tefron Holdings, our wholly owned subsidiary) by the aggregate dollar amount being offered in the rights offering, multiplied by the subscription price. If you hold one ordinary share, you will not receive any rights. Your rights will be aggregated for all the shares that you own on the record date and then rounded down to the nearest whole number, and so that you will not receive fractional rights. For example, if you own two shares on the record date, you will receive one right, and if you own 10,000 shares on the record date, you will receive 7,112 rights.

WHAT SECURITIES AND HOW MANY SECURITIES MAY BE PURCHASED UNDER EACH RIGHT?

     Each full right entitles the holder to purchase one of our ordinary shares at a price of $3.80 per ordinary share.

HOW MANY RIGHTS WILL YOU RECEIVE?

     Each person who, at the close of business at 5:00 p.m., New York City time, on March 11, 2010 (the record date), owns our ordinary shares will receive, at no charge, one right for each 1.406 ordinary shares owned on the record date.
Your rights will be aggregated for all the shares that you own on the record date.

     You may exercise all of your rights or a portion of your total rights (but only whole rights), or you may choose not to exercise any of your rights. In addition, you may sell the rights that you receive either on the OTCBB or on the
TASE, in each case during one single trading day on March 23, 2010. If your exercise of rights results in you holding 25% or more of our ordinary shares, such exercise must be made by means of a special tender offer in accordance with the Companies Law.

     You must pay us the subscription price in U.S. dollars.

WILL THE RIGHTS BE LISTED OR QUOTED FOR TRADING?

     Yes. The rights will be quoted for trading on the OTCBB and will be listed for trading on the TASE, in each case for one day only on March 23, 2010.

WHY ARE WE ENGAGING IN A RIGHTS OFFERING?

     We are engaging in this rights offering to provide our company with funds for general corporate purposes, including working capital.

HOW WAS THE SUBSCRIPTION PRICE DETERMINED?

     Our board of directors determined the subscription price after considering several factors, including the likely cost and availability of capital from other sources, historical and current trading prices for our ordinary shares, current market conditions and the need to provide an incentive to our shareholders to participate in the rights offering on a PRO RATA basis. The subscription price of $3.80 represents a 11.6% discount to the last reported sale price of our ordinary shares on the OTCBB on February 22, 2010 and an approximately 4% discount to the last reported sale price of our ordinary shares on the TASE on February 22, 2010 (based on the representative rate of exchange as of February 22, 2010). The subscription price does not necessarily bear any relationship to the book value of our assets or past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. You should not consider this price to be an indication of the fair value of the ordinary shares to be offered in the rights offering.

HOW LONG WILL THE RIGHTS OFFERING LAST?

     You will be able to exercise the rights that you receive only during a limited period. The rights are exercisable until 2:00 a.m., New York City time on March 25, 2010. No one may exercise rights after the expiration date. If you hold your shares through a broker, dealer or other nominee (including through members of TASE), you will be required to comply with the procedural requirements of such nominee, including the procedures relating to the last time by which you may be required to provide notice of your intention to exercise your rights (which may be earlier than the final expiration date of the rights), as well as other procedural requirements described under the heading "The Rights
Offering." If you do not exercise your rights by the date and in accordance with the procedures applicable to you, your ability to exercise the rights and purchase the ordinary shares will expire.

                                       13

HOW DO YOU EXERCISE YOUR RIGHTS?

     We will send a rights certificate to each holder of our ordinary shares that on the record date is registered on our shareholder registry maintained at
American Stock Transfer & Trust Company, the transfer agent for our ordinary shares. The rights certificate will evidence the number of rights applicable to each holder and will be accompanied by a copy of this prospectus.

     If you are a record holder of our ordinary shares and you wish to exercise your rights, you should complete the exercise form on the back of the rights certificate and send the certificate, accompanied by the subscription price following the record date, to the offices of American Stock Transfer & Trust
Company, as our Rights Agent, to the attention of: Reorganization Department, to be received no later than the expiration date of the rights.

     The rights will expire on March 25, 2010, at 2:00 a.m. New York time. You must make your payment to American Stock Transfer & Trust Company by wire transfer or cashier's check or a certified check drawn on a bank located in the
United States payable to the order of "American Stock Transfer & Trust Company, as Rights Agent." Payment made to American Stock Transfer & Trust Company must be in U.S. dollars.

     If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee (including a member of TASE), see "What should you do if you want to participate in this rights offering, but your shares are held in the name of your broker, dealer or other nominee?"

HOW DO YOU TRANSFER YOUR RIGHTS?

     The rights distributed are transferable and will be evidenced by rights certificates. If you are a record holder of our ordinary shares and wish to transfer your rights to another person, you may do so by completing the transfer form on the back of your certificate and submitting it to American Stock
Transfer & Trust Company, as Rights Agent prior to March 22, 2010. If you wish to sell your rights on the OTCBB or TASE, you should independently engage a broker to execute this sale on your behalf. The rights will be quoted for trading on the OTCBB and will be listed for trading on the TASE, in each case for one day only on March 23, 2010 during their regular trading hours. We cannot assure you that a trading market for the rights will exist or develop.

AFTER YOU EXERCISE YOUR RIGHTS, CAN YOU CHANGE YOUR MIND?

     No. You cannot revoke the exercise of your rights, even if you later learn information about us that you consider to be unfavorable. You should not send the completed exercise form on the back of the rights certificate unless you are certain that you wish to purchase the ordinary shares.

IS EXERCISING YOUR RIGHTS RISKY?

     Yes. The exercise of your rights involves substantial risks. Exercising your rights means buying additional securities, and you should carefully consider this purchase as you would do with respect to any other equity investment. Among other things, you should carefully consider the risks described under "Risk Factors."

IS THERE AN OVER-SUBSCRIPTION PRIVILEGE?

     No. Unexercised rights will be quoted for trading on the OTCBB and listed for trading on the TASE, in each case for one day only on March 23, 2010.
Additional rights may be purchased from selling shareholders on such day.

DO YOU HAVE TO EXERCISE ALL OF YOUR RIGHTS?

     No. You may exercise any number of your rights, or you may choose not to exercise any rights. If you do not exercise any rights, then the number of ordinary shares you own will not change. However, if shares are purchased by other shareholders in the rights offering, then your percentage ownership after the exercise of the rights will diminish, and your voting and other rights will be diluted.

CAN YOU SELL OR GIVE AWAY YOUR RIGHTS?

     Yes. You may transfer or sell on the OTCBB and on the TASE all or a portion of the rights that you receive, in each case for one day only on March 23, 2010.
You are responsible for all commissions, fees and other expenses, including brokerage commissions and transfer taxes, incurred in connection with the purchase or sale of rights. The unexercised rights will be quoted for trading on the OTCBB. For further details regarding trading in our rights, please see "The
Rights Offering-Transferability of Rights."

                                       14

     Some of the tax consequences of selling your rights for certain U.S. and
Israeli shareholders are described herein under the heading "Material Income Tax
Considerations." You are, however, advised to seek specific tax advice from your personal tax advisor, as this prospectus does not summarize all tax consequences arising under U.S. state tax laws, Israeli tax laws, tax laws outside of the
U.S. and Israeli or any tax laws relating to special tax circumstances or particular types of taxpayers.

WHAT ARE THE FEDERAL INCOME TAX AND ISRAELI INCOME TAX CONSEQUENCES OF
EXERCISING YOUR RIGHTS?

     The receipt and exercise of your rights are intended to be nontaxable;
however, no ruling from the U.S. Internal Revenue Service or the Israeli Income
Tax Authority will be sought. Therefore, you should seek specific tax advice from your personal tax advisor.

     See "Material Income Tax Considerations" for a description of material income tax consequences in the United States and in Israel resulting from the distribution of the rights to a U.S. holder or an Israeli holder and related transactions by such holder. This prospectus does not conclusively summarize tax consequences arising under U.S. state tax laws, Israeli tax laws, tax laws outside of the U.S. and Israel or any tax laws relating to special tax circumstances or particular types of taxpayers.

WHAT HAPPENS IF YOU CHOOSE NOT TO EXERCISE YOUR RIGHTS?

     You will retain your current number of ordinary shares even if you do not exercise your rights. However, if you do not exercise your rights and other shareholders who receive rights do, the percentage of our ordinary shares that you own will diminish, and your voting and other rights will be diluted. If you do not exercise your rights, you may either elect to sell your unexercised rights, or have them lapse unsold.

     If you hold our shares through an Israeli brokerage company that holds the rights through our nominee company (Hevra Le-Rishumim of Bank Hapoalim) and you do not provide notice of your exercise of the rights or give any other instructions by the time determined by your broker on March 23, 2010 (the rights trading day), under the rules of the Tel Aviv Stock Exchange, you will be considered to have provided an instruction to sell all your rights on the Tel
Aviv Stock Exchange with no price limit. The proceeds of such sale shall be transferred to you. If you do not hold your shares through the nominee company, you may either elect to sell your unexercised right, or have them lapse unsold.

HAS OUR BOARD OF DIRECTORS MADE A RECOMMENDATION REGARDING THIS OFFERING?

     No. Our board of directors makes no recommendation to you about whether you should exercise any rights. You should make an independent investment decision about whether or not to exercise any rights.

WHAT SHOULD YOU DO IF YOU WANT TO PARTICIPATE IN THIS RIGHTS OFFERING, BUT YOUR
SHARES ARE HELD IN THE NAME OF YOUR BROKER, DEALER OR OTHER NOMINEE?

     If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee (including a member of TASE), you should expect your broker, dealer or other nominee to notify you of this rights offering and the procedures for exercising or transferring your rights. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form provided to you accompanied by the subscription payment payable to your broker, dealer or other nominee. You should receive this form from your broker, dealer or other nominee. If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee (including a member of TASE), you should NOT return your exercise form or transfer the subscription payment directly to us. Your broker, dealer or other nominee will execute the exercise of your rights through the appropriate facilities. However, if you own your shares through, a member of the TASE that holds the rights through our nominee company (Hevra Le-Rishumim of Bank Hapoalim), the rules of TASE provide that if no contrary instructions have been received from you by the time determined by your broker on March 23, 2010 (the rights trading day), you will be considered to have instructed your broker to sell all your rights on the Tel Aviv Stock
Exchange with no price limit.

WHAT FEES OR CHARGES APPLY IF YOU EXERCISE YOUR RIGHTS?

     We are not charging any fee or sales commission to issue rights to you and we are not charging any fee or sales commission, other than the subscription price, to issue the ordinary shares if you exercise your rights. If you exercise your rights through a broker, dealer or other nominee, you are responsible for paying any fees that may be charged thereby.

                                       15

HOW WILL THIS RIGHTS OFFERING AFFECT THE PRICE OF OUR ORDINARY SHARES ON TASE
AND ON OTCBB?

     The OTCBB will not reduce the opening price of our ordinary shares at the opening of trading on the OTCBB Ex-day, which is the first day that our ordinary shares will trade on OTCBB without entitlement to receive the rights. In accordance with the rules of TASE, TASE will reduce the opening price of the ordinary shares at the opening of trading on the TASE Ex-day, which is the first day that our ordinary shares will trade on TASE following the record date; the
Tel Aviv Stock Exchange Ex-day for the rights offering will, therefore, be March
14, 2010. For this purpose TASE employs a reduction formula in which the numerator is the sum of: (i) the number of shares entitling the shareholder to one right (the "Base Unit") multiplied by the share's closing price on TASE on the trading day prior to the Ex-day (the "Closing Price"), and (ii) the subscription price; and the denominator is the sum of the Base Unit and the number of rights granted to the holder of a Base Unit, provided however, that if the Closing Price is lower than the result of the aforementioned formula , the opening price on the Ex-day shall be the Closing Price.

WHEN WILL YOU RECEIVE YOUR NEW SHARES?

     If you exercise your rights in this rights offering and the Rights Agent has received your duly completed exercise form and your payment has cleared, your purchase of ordinary shares will be effected, and you will receive certificates representing the ordinary shares purchased upon exercise of the rights as soon as practicable following the right's expiration date. We have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your privilege in order to comply with state securities laws and regulations. Brokers may be unwilling to sell your ordinary shares until you have received certificates representing your ordinary shares.

HAVE ANY SHAREHOLDERS OR MEMBERS OF OUR MANAGEMENT INDICATED THAT THEY WILL
EXERCISE THEIR RIGHTS?

     Norfet, Limited Partnership, and its main shareholders, FIMI Opportunity
Fund L.P. and FIMI Israel Opportunity Fund Limited Partnership, which have voting power over approximately 21.85% of our outstanding ordinary shares
(excluding 99,740 ordinary shares held by our wholly-owned subsidiary) has indicated to us that it does not intend to exercise nor sell its rights in the rights offering, but that it intends to acquire shares from Tefron by means of a private placement following the rights offering at a price identical to the price per share offered in the rights offering. This private placement to Norfet was approved by Tefron's shareholders at a meeting held on February 23, 2010.
See "Prospectus Summary - Recent Developments - Private Placement to Norfet,
Limited Partnership" above.

     In addition, our wholly-owned subsidiary, Tefron Holdings, which holds
99,740 ordinary shares, has indicated to us that it does not intend to exercise nor sell its rights in the rights offering.

     Members of our management have not provided us with any indication as to whether they will exercise rights to be granted to them.

ARE THERE ANY CONDITIONS TO THE CONSUMMATION OF THE RIGHTS OFFERING?

     There are no conditions to the consummation of the rights offering.

     However, we reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. Neither we nor the Rights Agent will have any duty to notify you of a defect or irregularity in your exercise of rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of shares pursuant to your exercise could be deemed unlawful or materially burdensome. In addition, we will not be required to issue shares prior to the rights expiration date.

CAN WE WITHDRAW THE RIGHTS OFFERING?

     Yes. Our board of directors may withdraw the rights offering in its sole discretion at any time prior to 5:00 p.m. New York City time on March 11, 2010
(the record date), for any reason (including, without limitation, a change in the market price of our ordinary shares). If we withdraw the rights offering, we will issue a press release notifying shareholders of the cancellation.

HOW MUCH MONEY WILL WE RECEIVE FROM THE RIGHTS OFFERING?

     The amount of gross proceeds from the rights offering depends on the number of rights that are exercised into our ordinary shares. As indicated above in
"Have any shareholders or members of our management indicated that they will exercise their rights?", Norfet has indicated to us that it does not intend to exercise nor sell its rights in the rights offering, but that it intends to acquire shares from Tefron by means of a private placement following the rights offering. In addition, our wholly owned subsidiary, Tefron Holdings, has indicated to us that it does not intend to exercise nor sell its right in the rights offering. If all the rights are exercised, other than those distributed to Norfet and to Tefron Holdings, we will receive gross proceeds of $4.478 million.

                                       16

IF THE RIGHTS OFFERING IS NOT COMPLETED, WILL MY SUBSCRIPTION PAYMENT BE
REFUNDED TO ME?

     Yes. The Rights Agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, we will immediately instruct the Rights Agent to return your payment in full. If you own shares in "street name," it may take longer for you to receive payment because the Rights Agent will send payments through the record holder of your shares. You will not be credited interest on your payment.

HOW MANY SHARES WILL BE OUTSTANDING AFTER THE RIGHTS OFFERING IF ALL THE RIGHTS
ARE EXERCISED?

     As of February 22, 2010, 2,120,298 of our ordinary shares were issued and outstanding. The number of ordinary shares that will be outstanding after the rights offering depends on the number of rights that are exercised. If all the rights are exercised in full (other than by Norfet or by our wholly owned subsidiary, Tefron Holdings), an additional 1,178,538 of our ordinary shares will be outstanding (excluding any shares that may be issued in the future upon the exercise of rights issued in respect of share options).

WHO SHOULD I CONTACT IF I HAVE OTHER QUESTIONS?

     If you have other questions or need assistance, please contact the
Information Agent, The Altman Group, Inc. at 877-896-3194 or by email at
reorg@altmangroup.com (banks and brokers only may call 201-806-7300).

                                       17

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND ALL THE INFORMATION
CONTAINED IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION REGARDING OUR
ORDINARY SHARES. OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS
COULD BE MATERIALLY ADVERSELY AFFECTED BY ANY OF THESE RISKS. THE RISKS
DESCRIBED BELOW ARE NOT THE ONLY RISKS FACING OUR COMPANY. ADDITIONAL RISKS AND
UNCERTAINTIES THAT WE ARE NOT AWARE OF OR THAT WE CURRENTLY BELIEVE ARE
IMMATERIAL MAY ALSO ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, RESULTS
OF OPERATION AND LIQUIDITY. THE TRADING PRICE OF OUR ORDINARY SHARES COULD
DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR
INVESTMENT.

                      RISK FACTORS RELATING TO OUR BUSINESS

WE FACE SIGNIFICANT LIQUIDITY CHALLENGES. IF OUR BANK LENDERS CANCEL OUR CREDIT
LINES, IT WILL JEOPARDIZE THE CONTINUATION OF OUR ACTIVITIES. IN ADDITION, WE
NEED TO RAISE ADDITIONAL CAPITAL IN THE NEAR FUTURE, AND IF IT IS NOT AVAILABLE
TO US, WE MAY NEED TO ELIMINATE SOME ASPECTS OF OUR OPERATIONS.

     We face significant liquidity challenges. Current economic conditions have, among other things, led to a limitation in the amount of credit available to us, and in recent months we have been contending with limited credit after our bank lenders reduced the credit lines at our disposal. On December 2, 2009, we received non-written notices from our bank lenders in which the banks stated
their decision to terminate our utilization of our credit line. On January 6,
2010, we signed a memorandum of understanding (MOU) with our bank lenders pursuant to which the banks would provide us with a total credit line of $30.75 million, comprised of the current utilized balance under our existing credit line in the amount of $28.95 million and new credit in an additional amount of
$1.8 million. The new credit would be provided by the banks in the form of a short term credit line guaranteed by partners of our shareholder, Norfet,
Limited Partnership. This guarantee by Norfet, Limited Partnership's partners would be terminated upon our completion of a rights offering and/or a private placement in which not less than $4 million is invested in Tefron's equity. The
MOU provides that by the end of the first quarter of 2010, we and our bank lenders must enter into a definitive binding agreement and we must complete the rights offering and/or private placement in which not less than $4 million is invested in Tefron's equity. See "Prospectus Summary - Recent Developments -
Memorandum of Understanding with Our Bank Lenders" above. In the event that by the end of the first quarter of 2010, we do not enter into a definitive binding agreement with the banks or complete a rights offering and/or private placement in which not less than $4 million is invested in Tefron's equity, the banks may cancel all our credit lines, in which event we would have a real difficulty in obtaining financing from other sources, which would jeopardize the continuation of our activities, and Tefron would have difficulty continuing to operate as a going concern.

     Irrespective of whether our credit lines will continue to be available to us, we need to raise additional funds in the near future in order to satisfy our working capital and capital expenditure requirements. Current economic conditions, including weakness and uncertainty in the capital and credit markets, are likely to limit our ability to access sources of funds.

     Although we intend to raise new capital from various resources, we may not be able to obtain additional funds on a timely basis, on acceptable terms or at all. Continued weakness and uncertainty in the capital and credit markets may limit our access to additional funds required to operate our business. This could force us to delay raising capital or bear an unattractive cost of capital, resulting in decreased profitability and significantly reducing our financial flexibility. In addition, if we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

          o    develop new products;

          o    maintain or enhance our existing products;

          o    remain current with evolving industry standards;

          o    maintain or expand our sales and marketing programs;

          o    take advantage of future opportunities; or

          o    respond to competitive pressures or unanticipated requirements.

                                       18

WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS WHO HAVE IN THE PAST BOUGHT
OUR PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE CUSTOMERS OR ANY
OTHER CUSTOMER WILL CONTINUE TO BUY OUR PRODUCTS IN THE SAME VOLUMES OR ON THE
SAME TERMS.

     Our sales to Victoria's Secret accounted for approximately 38.6% of our total sales in 2006, 39.1% of our total sales in 2007, 32.7% of our total sales in 2008 and 31.4% of our total sales in the nine months ended September 30,
2009. Our sales to Nike accounted for approximately 28.8% of our total sales in
2006, 23.6% of our total sales in 2007, 23.2% of our total sales in 2008 and
7.0% of our total sales in the nine months ended September 30, 2009. Our sales to Target, J.C. Penney, Swimwear Anywhere and The Gap accounted in the aggregate for approximately 21.4% of our total sales in 2006, 20.7% of our total sales in
2007 and 20.5% of our total sales in 2008. Our sales to our largest four customers (other than Victoria's Secret and Nike) during the nine months ended
September 30, 2009 (Wal-Mart, The Gap, Target and lululemon athletica) accounted in the aggregate for approximately 17.7% of our total sales during that period.
For comparison purposes, all data provided above excludes AlbaHealth, in which we sold our ownership in April, 2006.

     We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements.
We cannot assure that Victoria's Secret, Nike, Target, J.C. Penney, Swimwear
Anywhere, The Gap, lululemon athletica and Wal-Mart or any other customer will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. During the second and third quarters of 2009, we experienced a significant decrease in our sales, including in our sales to our two major customers, Nike and Victoria's Secret. We do not currently expect sales in the fourth quarter of 2009 to these customers to increase from the third quarter, and our sales to such customers may decrease even further in the future.

     Failures of our customers, and particularly our major customers, to continue to buy our products in the same volumes and on the same terms as in the past may significantly reduce our sales and our earnings. In addition, we cannot assure that we will be able to attract new customers.

     A material decrease in the quantity of sales made to our principal customers, a material adverse change in the terms of such sales or a material adverse change in the financial condition of our principal customers could significantly reduce our sales and our earnings.

OUR PRINCIPAL CUSTOMERS ARE IN THE CLOTHING RETAIL INDUSTRY, WHICH IS SUBJECT TO
SUBSTANTIAL CYCLICAL VARIATIONS. CURRENT ECONOMIC CONDITIONS IN OUR TARGET
MARKETS ARE EXPECTED TO ADVERSELY AFFECT OUR SALES. OUR REVENUES WILL DECLINE
SIGNIFICANTLY IF OUR PRINCIPAL CUSTOMERS DO NOT CONTINUE TO BUY OUR PRODUCTS IN
LARGE VOLUMES OR IF ANY OF OUR PRINCIPAL CUSTOMERS FAILS TO SATISFY ITS PAYMENT
OBLIGATIONS TO US DUE TO AN ECONOMIC DOWNTURN OR FOR ANY OTHER REASON.

     Our customers are in the clothing retail industry, which is subject to substantial cyclical variations and is affected strongly by any downturn or slowdown in the general economy. The current global economic recession, and the current recession in the U.S. economy in particular, could have the effect of causing a significant reduction in consumption in our target markets, which could have a significant effect on our customers' sales and profitability.
Consequently, our customers may have larger inventories of our products than expected, and they may reduce the size of their orders, change the payment terms, limit their purchases to a lower price range and try to change their purchase terms. These events could result in decreased purchase orders from us, which would significantly reduce our sales and profitability and result in losses.

     A worsening of the economic recession, together with the credit shortage in our target markets, may lead to the postponement of payments by our customers and thus restrict our cash flow. Economic difficulties in our target markets can also jeopardize the businesses of our customers, and may limit our ability to collect payment from such customers after we have already delivered their orders. In addition, the current economic instability and uncertainty could affect the willingness of our customers to make capital spending and investment in our products, or their ability to obtain financing to purchase our products, any of which may have an adverse effect on our revenues. Our results of operations, financial condition, and cash flows could be materially adversely affected by a prolonged economic downturn.

     A significant part of our sales is made to a limited number of customers.
Our two largest customers accounted for 62.7% of our sales in 2007, 55.9% of our sales in 2008 and 38.4% of our sales in the nine months ended September 30,
2009, and our then six largest customers accounted for approximately 83.5% of our sales in 2007, 76.4% of our sales in 2008 and 56.1% of our sales in the nine months ended September 30, 2009. We generally do not require and do not receive collateral or guarantees from those customers for the orders we supply them. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major customers fails to satisfy its payment obligations to us for any reason, this could significantly reduce our sales and our earnings and have a material adverse effect on our operating results.

                                       19

     The economic situation has increased the level of risk that our partners -
customers, subcontractors, (including an important contractor in the area of dyeing) and suppliers - will become insolvent. If our suppliers and subcontractors encounter financial difficulties, we may be forced to find alternative suppliers and subcontractors with little advance warning. As a result, we may be unable to supply our products to our customers in a timely manner or be unable to deliver such products to our customers altogether.

WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SATISFY OUR DEBT OBLIGATIONS. IF WE
FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO
RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING, POSTPONE CAPITAL
EXPENDITURES OR SELL ASSETS. IF WE ARE NOT SUCCESSFUL IN ACCOMPLISHING ANY OF
THE FORGOING, THE LENDERS MAY DECLARE ALL AMOUNTS OWED TO THEM DUE AND PAYABLE.

     We depend mainly on our cash generated by operating activities to make payments on our debt. The cash generated by operating activities was approximately $27.8 million in 2006, $3.0 million in 2007. In 2008, we had a negative cash flow of $7.7 million, and in the nine months ended September 30,
2009, the cash generated by operating activities was approximately $2.3 million.
In 2008 and in the first and second quarters of 2009, we were unable to meet our financial covenant obligations on our loan from our bank lenders. All the banks with which we have loan agreements have agreed to waive these financial covenant defaults for 2009. For 2010, we and our bank lenders have agreed to the following financial covenants: (i) that our EBITDA for the year 2010 will be positive, (ii) that our shareholders equity will not drop below $35 million,
(iii) that we will not pay dividends or any management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full, and (iv) that our cash, inventory and receivables will not, at any time, drop below $33 million, nor will our receivables drop below $9 million. We cannot guarantee that we will be able to meet these financial requirements for 2010.

     We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt in the future. We currently have repayment obligations on our long-term debt of approximately $4.1 million per year and the balance of $12.4 million is due from 2009 until 2012. In addition, we had repayment obligations under our short-term bank credit and revolving credit facilities in the amount of approximately $12.8 million as of September
30, 2009. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

     If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital and other expenditures or sell assets. Our ability to renegotiate the terms of our debt, refinance our debt or obtain additional financing will depend on, among other things:

     o    our financial condition at the time;

     o    restrictions in agreements governing our debt; and

     o    other factors, including market conditions.

     If our lenders decline to renegotiate the terms of our debt in these circumstances, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt in these circumstances, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE NUMEROUS
ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     We compete directly with a number of manufacturers of intimate apparel, active-wear and swimwear, many of which have a lower cost-base than Tefron, longer operating histories, larger customer bases, greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could reduce our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our competitors, especially those from the Far East, have established relationships with our customers, which has caused an erosion of prices of some of the products of our Cut & Sew Division, and we expect this will have a negative effect on our sales of Cut & Sew products. For example, in 2008, our largest intimate apparel customer transferred its sourcing of an old Cut & Sew cotton program to India. Current or future relationships between our existing and prospective competitors, especially from the Far East, and existing or potential customers could materially affect our ability to compete.

                                       20

     Our customers operate in an intensely competitive retail environment. In the event that any of our customers' sales decline for any reason, whether or not related to us or to our products, our sales to such customers could be materially reduced.

     In addition, our competitors may be able to purchase Seamless knitting machines and other equipment similar to, but less expensive than, the Santoni knitting machines we use to knit garments in our Hi-Tex manufacturing process.
By reducing their production costs, our competitors may lower their selling prices. If we are forced to reduce our prices and we cannot reduce our production costs, it will cause a reduction in our profitability. Furthermore, if there is a weak retail market or a downturn in the general economy, competitors may be pressured to sell their inventory at substantially depressed prices. A surplus of intimate apparel at significantly reduced prices in the marketplace would significantly reduce our sales.

THE CANCELLATION OF IMPORT QUOTAS ON TEXTILE GOODS IS CAUSING A DECREASE IN THE
SALE PRICE OF SOME OF OUR PRODUCTS.

     Beginning January 1, 2005, the member countries in the World Trade
Organization removed a portion of the quotas on textile products. As a result, some of the textile products manufactured in a country that is a member of the
World Trade Organization are no longer subject to quota limitations.

     These changes allow retailers, clothing companies and others to import unlimited quantities of textile products from member countries, including those member countries where manufacturing costs are low. As a result, textile and clothing prices worldwide, including our products, are facing pressures for price reductions, and price reductions are likely to continue. Should such price reductions accelerate beyond our ability to cut costs, our business and results of operations may be adversely impacted.

     The United States and the European Union adopted a policy with regard to products imported from China until the end of 2008 that limited the total number of items imported from China. Beginning on January 1, 2009, no quotas apply to imports from China to the United States and to the European Union, and this can have an impact on our activities that are related to the categories and quantities upon which the limitations were imposed. In particular we expect that the cancelation of the quotas will reduce prices of products imported from
China, which will likely cause a decrease in the sale prices of some of our products.

OUR EXPANSION INTO NEW PRODUCT LINES WITH COMPLICATED PRODUCTS AND DIFFERENT RAW
MATERIALS, AND FACING SHORTER PRODUCTION RUNS, REDUCED OUR OPERATING EFFICIENCY
DURING 2007 AND 2008, AND WE MAY ALSO FACE OPERATING EFFICIENCY DIFFICULTIES IN
THE FUTURE.

     In recent years, we have invested significant efforts to develop and expand new product lines, including active-wear products and swimwear, in order to diversify our product line and our client base. Our efforts to fulfill our costumers' needs, including by providing innovative products, and the requirements of our customers to manufacture new, complicated products with different raw materials in shorter production runs, and sometimes to supply orders in small amounts and short time frames, led to a reduction in our operating efficiency in 2007 and 2008. Our continued efforts to develop and present new product lines and to make the required adjustments to changes in market trends may result in additional reductions in operating efficiency and profits in the future. As a result of our reductions in operating efficiency, we may also be unable to guarantee the quality of our products or meet our customers' delivery deadline requirements, which may increase our costs due to the additional freight charges and charge backs that we may be required to pay.
In addition, our reduction in operating efficiency may adversely affect our reputation and our relationships with our customers and lead to a diversion of orders and projects from us to our competitors.

                                       21

OUR BUSINESS MAY BE IMPACTED BY INFLATION AND U.S. DOLLAR, NIS AND EURO EXCHANGE
RATE FLUCTUATIONS AS WELL AS THE EXCHANGE RATES OF THE OTHER CURRENCIES IN
COUNTRIES IN WHICH WE OPERATE.

     Exchange rate fluctuations between the U.S. dollar and the NIS and between the Euro and the U.S. dollar, and inflation in Israel, may negatively affect our earnings. A substantial majority (approximately 86.7% in 2008) of our revenues is denominated in U.S. dollars and a portion of our revenues (approximately
11.1% in 2008) are denominated in Euros. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses, are incurred in NIS. A significant portion of our expenses are also incurred in countries in the Far East, mainly China and India;
these expenses are denominated in U.S. dollars but may be adjusted in accordance with the exchange rate of the local currency to the U.S. dollar. Consequently, we are exposed to the risk of appreciation of the NIS and other currencies vis-a-vis the U.S. dollar. This appreciation would cause, and in 2007 and 2008 did cause, an increase in our expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in local currencies will remain unchanged.

     Due to the appreciation of the NIS vis-a-vis the dollar in 2008, we incurred gross expenses of approximately $6.4 million. This amount does not take into account hedging transactions performed by the Company during 2008, which diminished the adverse effect of the appreciation of the NIS in relation to the dollar. These hedging transactions do not protect us if the devaluation in these currencies vis-a-vis the dollar continues after the end of the forward contracts. Although during the first nine months of 2009 the U.S. dollar appreciated vis-a-vis the NIS, the NIS may appreciate vis-a-vis the U.S. dollar again in the future.

     In addition, inflation in Israel and all other off-shore locations in which we operate will have the effect of increasing the dollar cost of our operations, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in
Israel or the rate of devaluation of the NIS against the U.S. dollar. In addition, fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings.

COST INCREASES IN THE PURCHASE OF FINISHED PRODUCTS OR PRODUCTION SERVICES COULD
AFFECT OUR PROFITABILITY.

     We purchase and manufacture some of the products that we sell via subcontractors located in the Far East and in Jordan. The cost of these products may increase due to an increase in wages costs, production-related costs, the strengthening of the local currencies against the U.S. dollar and customer demands or for other reasons not within our control. Our profitability would be adversely affected as a result of an increase in the price of products that we purchase from our subcontractors.

OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE
DISADVANTAGE.

     As of September 30, 2009, we had approximately $12.4 million of long term loans outstanding (including current maturities of $4.1 million) and approximately $12.8 million in short-term bank credit. Our debt obligations could have important consequences. For example, they could:

     o    require us to use a substantial portion of our operating cash flow to repay the principal and interest on our loans, which would reduce funds available to operate, grow and expand our business, invest in machinery and equipment and for other purposes;

     o    place us at a competitive disadvantage compared to our competitors that have less debt;

     o    make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions;

     o    limit our ability to pursue business opportunities; and

     o    limit our ability in the future to borrow money for operations or capital.

     Because our loans bear interest at floating rates, an increase in interest rates could reduce our profitability. For example, a one percent change on our floating interest rate long-term loans outstanding at September 30, 2009, would have an annual impact of approximately $0.2 million on our interest cost.

DUE TO RESTRICTIONS IN OUR LOAN AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR
BUSINESS AS WE DESIRE.

     Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require that we maintain certain financial ratios related to shareholders' equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to us and our shareholders.

                                       22

     Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. For instance, during the fourth quarter of 2008 and during the first and second quarters of 2009, we failed to comply with a minimum EBITDA requirement contained in our bank loan agreements. All the banks with which we have loan agreements have agreed to waive such financial covenant defaults for 2009. For
2010, our bank lenders have agreed to the following financials covenants: (i)
that our EBITDA for the year 2010 will be positive, (ii) that our shareholders equity will not drop below $35 million, (iii) that we will not pay dividends or any management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full, and (iv) that our cash, inventory and receivables will not, at any time, drop below $33 million, nor will our receivables drop below $9 million. We cannot assure that we will not default on that or other financial covenants contained in our bank loan agreements again in the future, or in the event of any such defaults, that our bank lenders will agree to waive such defaults again in the future.

     If a default occurs and we do not receive a waiver and we are unable to renegotiate the terms of our debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

IF THE MARKET SHARE OF OUR CUSTOMERS DECLINES, OUR SALES AND EARNINGS MAY
DECLINE.

     Our sales can be adversely affected in the event that our customers do not successfully compete in the markets in which they operate. In the event that the sales of one of our major customers decline for any reason, irrespective of whether it is related to us or to our products, our sales to such customer may also decline, which could reduce our overall sales and our earnings.

WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC AND SOCIAL RISKS,
ASSOCIATED WITH INTERNATIONAL BUSINESS.

     Approximately 77% of our sales in 2006, 84% of our sales in 2007, 79% of our sales in 2008 and 82% of our sales in the nine months ended September 30,
2009 were made to customers in North America, and approximately 18% of our sales during 2006, 11% of our sales during 2007, 16% of our sales in 2008 and 10% of our sales in the nine months ended September 30, 2009 were made to customers in
Europe. We also had sales in Asia constituting approximately 2% of our sales in
2006, 2007, 2008 and approximately 1% of our sales in the nine months ended
September 30, 2009. We intend to continue to expand our sales to customers in the United States and Europe. In addition, a substantial majority of our raw materials are purchased outside of Israel. Furthermore, a substantial majority of our sewing operation is performed in Jordan, and a substantial majority of our Cut & Sew operations for swimwear and intimate apparel is performed in
China, India and Cambodia. For these purposes, products of ours are situated in these countries, and equipment and machinery of ours are situated in Jordan. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

     o    changes in regulatory requirements or tax laws;

     o    export restrictions, tariffs and other trade barriers;

     o    quotas imposed by international agreements between the United States and certain foreign countries;

     o    currency fluctuations;

     o    longer payment cycles;

     o    difficulties in collecting accounts receivable;

     o    political instability, hostility and seasonal reductions in business activities; and

     o    strikes and general economic problems.

     Any of these risks could have a material adverse effect on our ability to deliver or receive goods on a competitive and timely basis and on our results of operations. We cannot assure that we will not encounter significant difficulties in connection with the sale or procurement of goods in international markets in the future or that one or more of these factors will not significantly reduce our sales and profitability.

     In addition, we may enter into joint ventures with third parties or establish operations outside of Israel that will subject us to additional operating risks. These risks may include diversion of management time and resources and the loss of management control over such operations and may subject us to the laws of such jurisdiction. For instance, due to commercial disputes that arose between us and the other shareholder of our subsidiary that managed operations in Madagascar, we ceased production activities in Madagascar in 2004.

                                       23

     In addition to our production facilities in Israel, we currently have production facilities in Jordan, we have relationships with manufacturers, suppliers and subcontractors in India, China and Cambodia, and we are shifting additional production activities, mainly cutting and sewing, finishing and accompanied operations and logistics operations, out of Israel to benefit from lower labor costs. To that end, we have engaged in negotiations with third parties to establish a joint venture in Egypt to manufacture products designated for our customers. However, due to the resignation of our CEO and recent developments with our bank lenders, these negotiations have been delayed. We expect that in the next few months these negotiations will be renewed. In addition to the risks referred to above, terrorist attacks against foreigners, in general, and Jews, in particular, in the countries where we have production facilities or relationships with manufacturers can disrupt the normal course of business of our business partners or can harm our business partners and/or our relationships with them and as a result impair our manufacturing capacity.

     Our ability to benefit from the lower labor costs will depend on the political, social and economic stability of these countries and in the Middle
East and Asia in general. We cannot assure that the political, economic or social situation in these countries or in the Middle East and Asia in general will not have a material adverse effect on our operations, especially in light of the potential for hostilities in the Middle East. The success of the production facilities also will depend on the quality of the workmanship of laborers and our ability to maintain good relations with such laborers in these countries. We cannot guarantee that our operations in China, Cambodia, India,
Jordan or any newer locations outside of Israel will be cost-efficient or successful.

OUR EXPANSION INTO NEW PRODUCT LINES, IN PARTICULAR ACTIVE-WEAR BUSINESS
PRODUCTS, INVOLVES THE MANUFACTURE OF NEW PRODUCTS, WHICH HAS REQUIRED AND MAY
CONTINUE TO REQUIRE US TO PURCHASE ADDITIONAL MACHINERY ADAPTED TO MANUFACTURE
SUCH PRODUCTS. THE ADDITIONAL CAPITAL EXPENDITURES INCURRED IN CONNECTION WITH
THESE PURCHASES MAY REDUCE OUR FUTURE CASH FLOW.

     In recent years, we have made significant efforts to develop and expand our new product lines, in particular active-wear products, to diversify our product line and our client base. Active-wear products that we manufacture are made in bigger sizes than intimate apparel, both because our active-wear products are intended for both men and women, and because our active-wear products involve the manufacture of more tops. As a result, we have purchased and may need to purchase additional knitting machines and other equipment adapted to manufacture new products. In addition, the manufacture of active-wear products at times requires equipment with new technologies. We may also have to purchase machinery to support the shorter production runs for our products. The additional capital expenditures that may be incurred in connection with these purchases may reduce our future cash flow.

WE DEPEND ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS, IN
PARTICULAR THE SEWING, DYEING AND FINISHING PROCESS; WE MAY EXPERIENCE DELAYS OR
ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS AND WE MAY BE PREVENTED
FROM MEETING OUR CUSTOMERS' ORDERS DUE TO OUR RELIANCE ON THESE SUBCONTRACTORS.

     We depend on subcontractors who render services to us that are an integral part of our manufacturing process, and in particular sewing services. We are increasingly dependent on subcontractors' services for all of our Cut & Sew products. If such subcontractors do not or cannot render the required services, we may experience delays or additional costs to satisfy our production requirements. We depend on a subcontractor who performs a major part of the dyeing and finishing of our Hi-Tex manufacturing process, which is an essential part of our manufacturing process. If that subcontractor breaches its commitments to us or is otherwise not able to supply the required services, we would have substantial difficulty meeting our customer orders until we find an alternative source.

WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

     We use cotton yarn, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials, and especially the fluctuating costs of cotton and petroleum. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw materials, to take advantage of favorable market conditions. For example, in 2007, the cost of synthetic fibers increased due to rising energy costs, and there may be a similar increase in the future.
In addition, in 2008, cotton price levels were very high due to high demand and shortage of commodity. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials.
Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may materially reduce our margin of profitability.

                                       24

WE DEPEND ON OUR SUPPLIERS FOR MACHINERY AND MAINTENANCE OF MACHINERY. WE MAY
EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS DUE
TO OUR RELIANCE ON THESE SUPPLIERS.

     We purchase machinery and equipment used in our Hi-Tex manufacturing process from a sole supplier. If our supplier is not able to provide us with maintenance, additional machinery or equipment as needed, we might not be able to maintain or increase our production to meet any demand for our products.

DIRECT PURCHASES BETWEEN RETAILERS AND MANUFACTURERS IN THE FAR EAST COULD
ADVERSELY AFFECT OUR SALES.

     In recent times, a number of large retailers are attempting to bypass design companies by developing private undergarment brands and contracting directly with manufacturing plants, to have them manufacture products for them.
We believe that this phenomenon will encompass basic products intended for the mass market, where the design element is less important. Our sales can be adversely impacted if this phenomenon spreads further.

THE CLOTHING RETAIL INDUSTRY IS SUBJECT TO CHANGES IN FASHION PREFERENCES. IF WE
OR OUR CUSTOMERS MISJUDGE A FASHION TREND OR THE PRICE WHICH CONSUMERS ARE
WILLING TO PAY FOR OUR PRODUCTS, OUR REVENUES COULD BE ADVERSELY AFFECTED.

     The clothing retail industry is subject to changes in fashion preferences.
We design and manufacture products based on our and our customers' judgment as to what products will appeal to consumers and what price consumers would be willing to pay for our products. We may not be successful in accurately anticipating consumer preferences and the prices that consumers would be willing to pay for our products. If we are not successful, our customers may reduce the volume of their purchases from us and/or the prices at which we sell our products will decline, in either case resulting in reduced revenues.

UNEXPECTED EXPENSES RELATED TO THE DELIVERY OF PRODUCTS MAY REDUCE OUR
PROFITABILITY

     As part of our business, we supply our products through various delivery companies. Delivery of our products involved the incurrence of unexpected expenses, such as product theft, delays and loss of products. Our profitability may be adversely affected by these additional expenses to the extent that they are not covered by our various insurance policies.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

     Our success is substantially dependent upon the adaptations and configurations we make to the machinery and equipment that we purchase and upon the manufacturing technologies, methods and techniques that we have developed for our exclusive use. Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented.
Moreover, we purchase our machinery and equipment from third parties and we cannot assure that a competitor will not adapt, configure or otherwise utilize machinery or equipment in substantially the same manner as we do. In addition, our subcontractors have access to proprietary information, including regarding our manufacturing processes, and from time to time we also lend machinery and equipment to subcontractors, and there is a chance that subcontractors may breach their confidentiality undertakings toward us. Any replication of our manufacturing process by an existing or future competitor would significantly reduce our sales and profitability.

WE FACE POTENTIAL COMPETITION BY OUR FORMER EMPLOYEES.

     Our trade secrets are well known to some of our employees. In the event one or more of our current or former employees exploit our trade secrets in violation of their non-competition and confidentiality obligations, we may be adversely affected in the competitive market and in our relationships with our customers and suppliers.

                                       25

AN INCREASE IN THE MINIMUM WAGE IN ISRAEL, JORDAN OR OTHER COUNTRIES IN WHICH WE
CONDUCT BUSINESS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Many of our employees and the employees of our manufacturers and subcontractors earn the minimum wage payable under law. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. Pursuant to existing legislation, the minimum monthly wage was increased on July 1, 2008 in Israel, to NIS 3,850, and in October 2008, the Jordanian Labor Ministry raised the minimum wage from JD110 to JD150 a month for 200,000 laborers, a decision that excluded QIZ firms, who in turn pledged to raise their Jordanian workers'
salaries voluntarily. We have operations that are located both in the QIZ areas and outside such areas. An increase in the minimum wage would increase our labor costs or the labor costs of our manufacturers and subcontractors, and unless we can obtain alternative labor in lower cost markets, this increase could adversely affect our operating results.

WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

     Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of February 22, 2010, Norfet, Limited Partnership had
voting power over approximately 21.76% of the outstanding ordinary shares of
Tefron (excluding 99,740 ordinary shares held by our wholly-owned subsidiary).
In addition, as of January 17, 2010, and based on available public information,
Meir Shamir, one of our directors, owned approximately 34.15% in Mivtach-Shamir, which at such date was an approximately 42.29% holder in Norfet. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Shamir.
Furthermore, as of February 22, 2010, Ishay Davidi, another director, served as
CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the
Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney. As a result, the corporate actions of Tefron may be significantly influenced by Mr.
Davidi.

     We are party to consulting and management services agreements with Norfet, pursuant to which Norfet agreed to provide consultancy and management services to Tefron.

     Israeli law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Norfet and us. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law.

WE MAY FAIL TO MAINTAIN EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING IN
ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002. IF WE FAIL TO
MAINTAIN EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING, WE MAY NOT BE ABLE
TO REPORT OUR FINANCIAL RESULTS ACCURATELY, AND THIS COULD SUBJECT US TO COSTLY
LITIGATION, DIVERT OUR MANAGEMENT'S TIME AND ATTENTION, REQUIRE US INCUR
SIGNIFICANT COSTS AND EXPENSES AND LEAD TO A LOSS OF SHAREHOLDER CONFIDENCE IN
OUR FINANCIAL REPORTING. ANY OF THESE COULD SIGNIFICANTLY IMPACT OUR BUSINESS.

     The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section
404, which began in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of
December 31, 2008, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. Recently, we determined that a deficiency in our internal control over financial reporting in the first quarter of this year did not enable us to identify a failure to record purchasing expenses in connection with one sale made by our subsidiary, Macro
Clothing Ltd. This required us to restate our financial statements for the first quarter this year. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting.

                                       26

     The restatement of our financial results may lead to costly litigation claims against us or an investigation or sanctions by regulatory authorities.
The defense of any litigation or investigation which may arise in connection with any restatement may divert management's time and attention, and we may be required to pay damages if any claims are not resolved in our favor. Any litigation or investigation, even if resolved in our favor, may cause us to incur significant legal and other expenses. Any restatement could also reduce investor confidence in our financial results. As a result, our business and market price could be impacted.

                  RISK FACTORS RELATING TO OUR ORDINARY SHARES

OUR ANNUAL AND QUARTERLY OPERATING RESULTS MAY VARY WHICH MAY CAUSE THE MARKET
PRICE OF OUR ORDINARY SHARES TO DECLINE.

     We may experience significant fluctuations in our annual and quarterly operating results which may be caused by, among other factors:

     o    the timing, size and composition of orders from customers;

     o    varying levels of market acceptance of our products;

     o    the timing of new product introductions by us, our customers or their competitors;

     o    fluctuations in the exchange rate between the NIS, the U.S. dollar and the Euro;

     o    economic conditions in the geographical areas in which we operate or sell products; and

     o    operating efficiencies.

     When we establish a relationship with a new customer, initial sales to such customer may be in larger quantities of goods (to build its initial inventory)
and we may be required to replenish such inventory from time to time afterwards.
As a result, after a customer builds its initial inventory, our sales to such customer may decrease. We cannot assure that our sales to any of our customers will continue at the current rate.

     Our operations are affected by our principal customers' businesses, which businesses are subject to substantial cyclical variations. If demand for our products is significantly reduced, our profits will be reduced, and we may experience slower production, lower plant and equipment utilization and lower fixed operating cost absorption.

     Additionally, if, in any year, there is a significant number of Christian,
Druse, Jewish or Muslim holidays in a particular quarter, we will have fewer days of operation, which will result in lower levels of production and sales during such quarter. In certain years, a significant number of such holidays have occurred during the second quarter, but the dates of many of those holidays are based on the lunar calendar and vary from year to year.

THE DELISTING OF OUR ORDINARY SHARES FROM NYSE MAY MAKE IT MORE DIFFICULT FOR
YOU DISPOSE OF YOUR SHARES OR FOR US TO SECURE ADDITIONAL FINANCING.

     On December 22, 2008, our ordinary shares were delisted from the New York
Stock Exchange, ("NYSE") and, effective as of January 16, 2009, they are quoted on the Over-The-Counter Bulletin Board ("OTCBB"), an electronic quotation medium regulated by the Financial Industry Regulatory Authority. Securities traded on the OTCBB typically have low trading volumes. In addition, delisting of our shares could diminish interest in our Ordinary Shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our Ordinary Shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing. Our shares continue to be traded on the TASE.

DELISTING OF THE COMPANY'S SHARES FROM THE TEL AVIV STOCK EXCHANGE.

     In order to preserve the registration of our shares for trading on the
TASE, we must comply with certain conditions. We cannot ensure that we can comply with those conditions in the future. If we fail to comply with those conditions, our shares could be delisted from trading on the Tel Aviv Stock
Exchange, their liquidity could be impaired, their price in the U.S. and in
Israel may be reduced, the extent of information published by us to our shareholders could be reduced, the possibility of obtaining a market price for the shares will be reduced and our ability to raise capital could be reduced.

                                       27

DIFFICULT CONDITIONS IN THE GLOBAL CAPITAL AND CREDIT MARKETS AND THE ECONOMY
GENERALLY MAY MATERIALLY ADVERSELY AFFECT OUR SHARE PRICE.

     Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. Continued weakness or uncertainty in the global capital and credit markets and difficult conditions in the economy generally may continue to adversely affect our share price. As of
January 15, 2010, our closing share price was $4.00 and as of December 31, 2008 our closing share price was $3.0.

                  RISK FACTORS RELATING TO THE RIGHTS OFFERING

IF WE DO NOT REALIZE SUBSTANTIAL PROCEEDS AS A RESULT OF THE RIGHTS OFFERING OR
IN PRIVATE PLACEMENT TO NORFET SHORTLY FOLLOWING THE RIGHTS OFFERING, OUR
BUSINESS, RESULTS OF OPERATIONS AND LIQUIDITY POSITION COULD BE ADVERSELY
AFFECTED.

     In recent months, we have been contending with decreased liquidity and limited credit after our bank lenders reduced the credit lines at our disposal and we incurred losses. See "Risk Factors Relating to Our Business - We face significant liquidity challenges. If our bank lenders cancel our credit lines, it will jeopardize the continuation of our activities. In addition, we need to raise additional capital in the near future, and if it is not available to us, we may need to eliminate some aspects of our operations." In addition, our revenues in the nine months ended September 30, 2009 decreased by 32% from our revenues in the equivalent period in 2008, and our operating loss substantially increased in the nine months ended September 30, 2009 compared to the equivalent period in 2008. We also expect substantial losses in fourth quarter of 2009.
Based on unaudited financial information from 2009, our sales of our Seamless products declined by approximately 27% from 2008 and our sales of Cut & Sew products declined by approximately 37% from 2008. We intend to use the proceeds realized from the rights offering in order to satisfy our working capital and capital expenditure requirements. The amount of gross proceeds we realize from the rights offering depends on the number of rights that our shareholders exercise into our ordinary shares.

     If we do not realize substantial proceeds from the rights offering or in a private placement to Norfet referred to below that may occur shortly following the rights offering, we will need to raise capital from other sources, which we may not be able to do on a timely basis, on acceptable terms or at all, particularly given the continued weakness and uncertainty in the capital and credit markets. If we are not able to raise needed funds on acceptable terms, we may not be able to continue our present level of operations, may need to delay, scale back or eliminate some aspects of our operations and may not be able to maintain or enhance our existing products, remain current with evolving industry standards or effectively respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and liquidity position.

     In addition, on January 6, 2010, we signed an MOU with our bank lenders pursuant to which we must complete a rights offering and/or private placement in which not less than $4 million is invested in our equity by the end of the first quarter of 2010. See "Prospectus Summary - Recent Developments - Memorandum of
Understanding with Our Bank Lenders" above. Norfet has indicated to us that it intends to acquire shares from Tefron by means of a private placement following the rights offering to enable us to raise the minimum $4 million. This private placement to Norfet was approved by Tefron's shareholders at a meeting held on
February 23, 2010. See "Prospectus Summary - Recent Developments - Private
Placement to Norfet, Limited Partnership". In the event that we are not successful in completing a rights offering and/or private placement in which not less than $4 million is invested in Tefron's equity by the end of the first quarter of 2010, the banks may cancel all our credit lines, in which event we would have a real difficulty in obtaining financing from other sources, which would jeopardize the continuation of our activities, and Tefron would have difficulty continuing to operate as a going concern.

THE SUBSCRIPTION PRICES DETERMINED FOR THE RIGHTS OFFERING MAY NOT BE AN
INDICATION OF THE FAIR VALUE OF OUR ORDINARY SHARES.

     Our board of directors determined the subscription price after considering the likely cost of capital from other sources, historical and current trading prices for our ordinary shares, current market conditions and the need to provide an incentive to our shareholders to participate in the rights offering on a pro rata basis. We believe it is unlikely that we could sell a significant amount of equity securities to third parties at prices in excess of this price.
The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities.
You should not consider this price to be an indication of the fair value of the ordinary shares to be offered in the Offering. After the date of this prospectus, our ordinary shares may trade at prices above or below the subscription price.

                                       28

IF YOU DO NOT EXERCISE YOUR RIGHTS IN FULL, YOU MAY SUFFER SIGNIFICANT DILUTION
OF YOUR PERCENTAGE OWNERSHIP OF OUR ORDINARY SHARES.

     If you choose not to exercise your right in full, then your relative ownership and voting interest in Tefron will be diluted to the extent others exercise their rights. This may result in a significant dilution of your percentage ownership of our Ordinary Shares.

     In addition, other existing or new shareholders can become significant and/or controlling shareholders of the Company following the rights offering and such shareholders may affect our strategy and operation.

THE RECEIPT OF RIGHTS MAY BE TREATED AS A TAXABLE DISTRIBUTION TO YOU.

     We intend to treat the distribution of the rights as a non-taxable distribution of stock rights under Section 305(a) of the Internal Revenue Code of 1986, as amended, or the Code. In such case, you will not be subject to
United States federal income taxation with respect to the receipt of the rights.
However there can be no assurance in this regard, and in the event the Internal
Revenue Service, or the IRS, successfully asserts that your receipt of rights is currently taxable, the discussion under the heading "Material Income Tax
Considerations - Certain United States Federal Income Tax Consequences"
describes the tax consequences that will result from such a determination.

YOU WILL NOT RECEIVE INTEREST ON SUBSCRIPTION FUNDS, INCLUDING ANY FUNDS
ULTIMATELY RETURNED TO YOU.

     You will not earn any interest on your subscription funds while they are being held by the Rights Agent pending the closing of the rights offering. In addition, if we cancel the rights offering, neither we nor the Rights Agent will have any obligation with respect to the rights except to return, without interest, any subscription payments to you.

                RISK FACTORS RELATING TO OUR OPERATIONS IN ISRAEL

OUR RESULTS OF OPERATIONS WOULD BE MATERIALLY AND ADVERSELY AFFECTED IN THE
EVENT WE ARE UNABLE TO OPERATE OUR PRINCIPAL PRODUCTION FACILITIES IN MISGAV,
ISRAEL.

     All of our knitting process with respect to our Seamless Division, which includes the major portion of our manufacture of our active-wear products, is performed in a complex of production facilities located in Misgav, which is in northern Israel. These facilities also contain a significant portion of our machinery and equipment, including Santoni machines and adaptations and configurations that we have made to the machinery and equipment, as well as infrastructure that we have tailored to our needs. We have no effective back-up for these operations and, in the event that we are unable to use the production facilities located in Misgav, Israel as a result of damage or for any other reason, our ability to manufacture a major portion of our products and our relationships with customers could be significantly impaired, which would materially and adversely affect our results of operation. For instance, during the third quarter of 2006, our revenues and results of operations were affected by the loss of production due to hostilities in the northern part of Israel, and there is the risk that further hostilities would also impact our production in the future, leading to a reduction in revenues.

WE ARE AFFECTED BY CONDITIONS TO, AND POSSIBLE REDUCTION OF, GOVERNMENT PROGRAMS
AND TAX BENEFITS.

     We benefit from certain Israeli government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of substantially all of our existing production facilities in Israel. As a result of our
"Approved Enterprise" status, we have been able to receive significant investment grants with respect to our capital expenditures. In addition, following our exhaustion of our net operating loss carry forwards, we have been able to benefit from a reduced tax rate of 25% on earnings derived from these investments for which the benefit period has not expired. To maintain eligibility for these programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting our operations in specified "Approved Enterprise" zones in
Israel. If we fail to meet such conditions in the future, we could be required to refund tax benefits and grants already received, in whole or in part, with interest linked to the Consumer Price Index, or CPI, in Israel from the date of receipt. We have granted a security interest over all of our assets to secure our obligations to fulfill these conditions.

                                       29

     The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible capital expenditures in 1996 to up to 24% of eligible capital expenditures (for projects not exceeding investments of NIS 140 million that are submitted in any year) and up to 20% of eligible capital expenditures (for projects exceeding investments of NIS 140 million that are submitted in any year) since 1997. There can be no assurance that the Israeli government will not further reduce the availability of investment grants, and there can be no assurance that there will be any government budget for such grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise"
status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could significantly reduce our profitability. In addition, income attributed to certain programs is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10%
- 25% for an additional period of five to eight years, based on the percentage of foreign investment in the Company. We cannot assure that we will obtain approval for additional Approved Enterprises/Privileged Enterprises, or that the provisions of the Law for the Encouragement of Capital Investments, 1959, as
amended, will not change or that the 25% foreign investment percentage will be reached for any subsequent year.

     We also benefit from exemptions from customs duties and import quotas due to our locations in Israel and Jordan (Qualified Industrial Zone), and the free trade agreements Israel maintains with the United States, Canada, the European
Union, or EU, and the European Free Trade Association, or EFTA. If there is a change in such benefits or if any such agreements were terminated, our profitability may be reduced. Recently, there has been a worldwide trend to reduce quotas and customs in order to promote free trade. If other countries enter into similar free trade agreements and obtain similar benefits, the price of apparel products, including our products, may decline and our profitability may be reduced. See "- The cancellation of import quotas on textile goods is causing a decrease in the sale price of some of our products."

A DETERIORATION IN ISRAEL'S RELATIONSHIPS WITH NEIGHBORING COUNTRIES IN WHICH
TEFRON HAS PRODUCTION FACILITIES COULD INTERRUPT TEFRON'S PRODUCTION AND HARM
ITS FINANCIAL RESULTS.

     A significant portion of our manufacturing process is performed in Jordan.
Our operations in Jordan depend largely on its relationship with the State of
Israel. In the past, there have been hostilities between Israel and Jordan. In addition, there are currently hostilities between Israel and the Palestinians. A deterioration in Israel's relations with Jordan could interrupt our manufacturing operations and would adversely affect our business.

THE DETERIORATION OF RELATIONS BETWEEN ISRAEL AND ITS NEIGHBORS CAN ADVERSELY
AFFECT OUR BUSINESS.

     Security conditions prevailing in Israel and in the region can influence our business. A deterioration in relations between Israel and its neighbors, where some of our manufacturing facilities are located, can disrupt production processes and the purchase of our products by our customers and negatively affect our financial results.

     Most of our sewing activities are concentrated in Jordan, and during 2008, approximately 63.1% of our sales derived from the sale of products manufactured in Jordan. Our activities in Jordan are predicated to a large extent on relations between Jordan and the State of Israel. In the past, hostility existed between Israel and Jordan. Likewise beginning with December 2008, the hostilities between Israel and the Palestinians increased, and future hostilities can damage our activity in Jordan. A deterioration in Israel's relations with Jordan can adversely affect our production and our ability to meet delivery on customer orders.

WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL.

     We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and security conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic concerns for
Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations.

                                       30

     In July 2006, a conflict with Hezbollah escalated significantly on Israel's northern border, during which our normal activity routine was disrupted, affecting our sales and increasing our costs. In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the
Palestinians. In December 2008 and January 2009, there was an armed conflict between Israel and Hamas, following the firing of missiles into southern Israel.
Although our principal executive offices and production facilities are not located in southern Israel, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could significantly harm our results of operations.

     The future of Israel's relations with its Arab neighbors and the
Palestinians is uncertain. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

     Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of annual military reserve duty. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty.
No assessment can be made as to the full impact of such requirements on our workforce or business, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on our business.

     During 2004, a general strike at Israel's ports caused a shortage of raw materials and resulted in a loss to the Company of sales of approximately $2.5 million. This shortage also resulted in a decrease in production volume and an increase in operating costs, which affected our ability to achieve greater operating efficiencies. Although Israel's Ministry of Finance, the Histadrut
(General Federation of Labor in Israel), and the Israel Ports Authority signed an agreement in February 2005 which was intended to ensure five years without labor strikes, a further strike or labor disruption at Israel's ports occurred thereafter and may occur again in the future. Such strikes and disruptions could have an adverse effect on us or our business.

YOU MAY NOT BE ABLE TO ENFORCE CIVIL LIABILITIES IN THE UNITED STATES AGAINST
OUR OFFICERS AND OUR DIRECTORS.

     Most of our officers and all of our directors reside outside the United
States. Service of process upon them may be difficult to effect within the
United States. Furthermore, because the majority of our assets are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United
States.

                                       31

                                 USE OF PROCEEDS

     We intend to use the net proceeds from this rights offering towards funding of general corporate purposes, including working capital, labor, energy and raw material costs in accordance with our company's needs and in accordance with resolutions of our board of directors from time to time. Our gross proceeds from the rights offering will depend on the number of rights that are exercised.
There can be no assurance that any of the rights will be exercised. If all of the rights are exercised, other than the rights distributed to Norfet and to
Tefron Holdings, then we will receive immediate proceeds of $4.478 million, before deducting estimated expenses payable by us of approximately $0.3 million.

                         PRICE RANGE OF ORDINARY SHARES

     Our ordinary shares traded on the NYSE from September 24, 1997 through
December 18, 2008 under the symbol "TFR", and since January 16, 2009, our ordinary shares have been quoted on the OTCBB. The symbol of our ordinary shares on the OTCBB is "TFRFF." Our ordinary shares have been traded on TASE since
September 28, 2005 under the symbol "TFRLF". Information regarding the market price of our ordinary shares is located in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange
Commission, or the Commission, on June 30, 2009.

     Prices set forth below are high and low reported closing prices for our ordinary shares as reported by NYSE (through December 18, 2008) and, starting on
January 16, 2009, on the OTCBB for the periods indicated.

                    2009                         HIGH           LOW
                    ----                      ----------     ----------

Second quarter                                $      4.4     $      3.2
Third quarter                                 $      6.1     $      3.5
Fourth quarter                                $      6.4     $      2.7

                    2010
                    ----

First quarter (until February 18, 2010)       $      4.6     $      3.5

                    2009
                    ----

August                                        $      6.1     $      4.4
September                                     $      5.9     $      4.4
October                                       $      6.4     $      4.5
November                                      $      5.8     $      3.4
December                                      $      3.5     $      2.7
                    2010
                    ----

January                                       $      4.6     $      3.5
February (until February 18, 2010)            $      4.4     $      3.9

     Prices set forth below are high and low reported closing prices for our ordinary shares as reported by TASE for the periods indicated.

                                       32

                    2009                          HIGH           LOW
                    ----                      ----------     ----------

Second quarter                                  NIS 20.5       NIS 14.0
Third quarter                                   NIS 26.6       NIS 14.0
Fourth quarter                                  NIS 22.8       NIS 10.6

                    2010
                    ----

First quarter (until February 18, 2010)         NIS 13.5       NIS 16.0

                    2009
                    ----

August                                          NIS 26.6       NIS 17.1
September                                       NIS 20.5       NIS 17.3
October                                         NIS 22.8       NIS 17.8
November                                        NIS 21.8       NIS 14.1
December                                        NIS 14.1       NIS 10.6
                    2010
                    ----

January                                         NIS 15.9       NIS 13.5
February (until February 18, 2010)              NIS 16.0       NIS 14.8

     On September 8, 1998, we announced our intention to repurchase through a stock repurchase program up to one million of our outstanding Ordinary Shares.
As of February 22, 2010, we had repurchased and hold in our treasury, through a subsidiary, 99,740 Ordinary Shares.

                                       33

                               THE RIGHTS OFFERING

     Before exercising any rights, you should read carefully the information set forth under "Risk Factors."

THE RIGHTS

     We are distributing transferable rights to shareholders who own our ordinary shares at 5:00 p.m., New York time on March 11, 2010, the record date, at no cost to the shareholders. We will distribute to you one right for each
1.406 ordinary shares that you own at 5:00 p.m. New York time on the record date. If you hold one ordinary share, you will not receive any rights. Your rights will be aggregated for all the shares that you own on the record date and then rounded down to the nearest whole number, so that you will not receive fractional rights. For example, if you own two shares on the record date, you will receive one right, and if you own 10,000 shares on the record date, you will receive 7,112 rights. If your exercise of rights results in you holding 25%
or more of our ordinary shares, such exercise must be made by means of a special tender offer in accordance with the Companies Law.

     The subscription price for each ordinary share is $3.80, which is equal to an approximately 11.6% discount to the last reported sale price of our ordinary shares on the OTCBB on February 22, 2010 and an approximately 4% discount to the last reported sale price of our ordinary shares on the TASE on February 22, 2010
(based on the representative rate of exchange as of February 22, 2010), and must be paid to American Stock Transfer & Trust Company, as Rights Agent.

     The rights are exercisable until 2:00 a.m., New York City time on March 25,
2010 In such case, if you fail to give your broker instructions regarding the exercise, non-exercise or sale of the rights by the time determined by your broker on March 23, 2010, you will be considered to have instructed your broker to sell all your rights on TASE with no price limit, on March 23, 2010. We will issue to you certificates representing the ordinary shares you purchased in this offering as soon as practicable after the rights expiration date (March 25,
2010), provided that the Rights Agent has received your duly completed exercise form and your payment has cleared. If you hold your shares through a broker, dealer or other nominee (including through members of TASE), your time to exercise will be subject to the timing requirements of your broker, dealer or other nominee (which may be earlier than the final expiration date of the rights), in addition to other procedural requirements of your broker, dealer or other nominee, as described below. After the expiration date of the rights offering, all unexercised rights will be null and void.

HOLDERS OF ISRAELI SHARES

     Concurrently with the effectiveness of the registration statement of which this prospectus forms a part, we are publishing a prospectus in Israel which is intended for shareholders who hold ordinary shares (i) through members of the
Tel Aviv Stock Exchange and whose shares are listed in our Share Register in the name of Bank Hapoalim and (ii) on the account of the Tel Aviv Stock Exchange at the Depositary Trust Company on the record date (collectively, "Holders of
Israeli Shares"). Holders of our Israeli Shares are encouraged to read the prospectus that we filed with Israel Securities Authority prior to exercising their rights (see http://www.tase.co.il/tase/).

NO RECOMMENDATION TO RIGHTS HOLDERS

     We are not making any recommendations as to whether or not you should exercise your rights. You should make an independent investment decision about whether or not to exercise any rights based on your own assessment of your best interests after reading this prospectus.

WITHDRAWAL AND AMENDMENT RIGHT

     Our board of directors may withdraw the rights offering in its sole discretion at any time prior to 5:00 p.m., New York City time, on March 11, 2010
(the record date) for any reason (including, without limitation, a change in the market price of our ordinary shares).

     We reserve the right, in our sole discretion, to amend or modify the terms of the rights offering (including the maximum number of ordinary shares we may issue in the rights offering and the subscription price per share). If we amend or modify the terms of the rights offering, then we will issue a press release announcing such amendment or modification, and we shall file with the SEC such documents and other information relating to the amendment or modification as is required under the Securities Act of 1933, as amended. If we amend or modify certain terms of the rights offering, then we will extend the expiration date of the rights offering as required by law.

                                       34

DETERMINATION OF SUBSCRIPTION PRICE

     Our board of directors determined the subscription price after considering several factors, including the likely cost of capital from other sources, historical and current trading prices for our ordinary shares, current market conditions and the need to provide an incentive to our shareholders to participate in the rights offering on a PRO RATA basis. The subscription price of $3.80 per share represents an approximately 11.6% discount to the last reported sale price of our ordinary shares on the OTCBB on February 22, 2010 and an approximately 4% discount to the last reported sale price of our ordinary shares on the TASE on February 22, 2010 (based on the representative rate of exchange as of February 22, 2010). The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth, or any other established criteria used to value securities. You should not consider these prices to be an indication of the fair value of the ordinary shares to be offered in the rights offering.

     The subscription price should not be considered an indication of our actual value, or the actual value of our ordinary shares. We cannot assure you that the market price of our ordinary shares will not decline during the rights offering or that the market price of our ordinary shares will not decline after the rights offering. We also cannot assure you that you will be able to sell the ordinary shares issuable upon exercise of the rights offering at a price equal to or greater than the subscription price paid. On February 22, 2010, the last reported sale price of our ordinary shares on the OTCBB was $4.30 per ordinary share and the last reported sale price of our ordinary shares on the TASE was
NIS 14.93 per ordinary share. We urge you to obtain a current quote for our ordinary shares before exercising your rights.

OUR SHARE PRICE FOLLOWING THE RIGHTS OFFERING

     The OTCBB will not reduce the opening price of our ordinary shares at the opening of trading on the OTCBB Ex-day, which is the first day that our ordinary shares will trade on OTCBB without entitlement to receive the rights. The OTCBB
Ex-day will be the first trading day on OTCBB following the record date.
Accordingly, the OTCBB Ex-day for the rights offering will be March 12, 2010. In accordance with the rules of TASE, TASE will reduce the opening price of the ordinary shares at the opening of trading on the TASE Ex-day, which is the first day that our ordinary shares will trade on TASE following the record date; the
TASE Ex-day for the rights offering will, therefore, be March 14, 2010. For this purpose TASE employs a reduction formula in which the numerator is the sum of:
(i) the number of shares entitling the shareholder to one right (the "Base
Unit") multiplied by the share's closing price on TASE on the trading day prior to the Ex-day (the "Closing Price"), and (ii) the subscription price; and the denominator is the sum of the Base Unit and the number of rights granted to the holder of a Base Unit, provided however, that if the Closing Price is lower than the result of the aforementioned formula, the opening price on the Ex-day shall be the Closing Price.

OUR DECISION WILL BE BINDING ON YOU

     All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by us in accordance with the terms of this prospectus, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right by reason of any defect or irregularity in such exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. In determining whether to waive any defect or irregularity regarding the exercise of the rights, we will consider the materiality of the defect or irregularity. If we determine that any such defect or irregularity is material then the subscription will not be deemed to have been received or accepted until such defect or irregularity is cured within such time as we determine in our sole discretion. We will not be under any duty to notify you of any defect or irregularity in connection with the exercise of your rights or incur any liability for failure to give such notification. However, liabilities under the U.S. federal securities laws and Israeli securities laws cannot be waived.

NO REVOCATION OF EXERCISE OF RIGHTS

     After you have exercised your rights, you may not revoke that exercise. You should not exercise your rights unless you are certain that you wish to purchase our ordinary shares.

METHOD OF EXERCISE OF RIGHTS FOR RECORD HOLDERS

     Shortly after the date of this prospectus, we will send by registered mail or personal delivery to each holder of our ordinary shares that is registered on our shareholder registry maintained at American Stock Transfer & Trust Company a rights certificate conferring the number of rights applicable to each holder.
The rights certificate will be accompanied by a copy of this prospectus, and on the back of the rights certificate will be a rights exercise form and a rights transfer form.

                                       35

     During the subscription period ending on March 25, 2010, if you are a record owner of our ordinary shares, you may exercise your rights by delivering a signed exercise form on the back of your rights certificate to American Stock
Transfer & Trust Company, our Rights Agent, at the address noted below together with payment in full of the subscription price for each right being exercised, by 2:00 a.m., New York City time, on March 25, 2010.

     We and American Stock Transfer & Trust Company, our Rights Agent, as
applicable, may refuse to accept improperly completed or delivered or unexecuted exercise forms. We and American Stock Transfer & Trust Company, our Rights
Agent, as applicable, must receive payment in full of the subscription price for each right being exercised together with the exercise form.

     If you are delivering your completed exercise form and payment for the exercise of your rights to American Stock Transfer & Trust Company, our Rights
Agent, please do so by mail, overnight or hand delivery to one of the following addresses:

  BY HAND/OVERNIGHT COURIER:                                                       BY MAIL:

American Stock Transfer & Trust                                       American Stock Transfer & Trust
            Company                                                                Company
       Operations Center               CONFIRM BY TELEPHONE:                   Operations Center
Attn: Reorganization Department     Toll-free +1-877-248-6417          Attn: Reorganization Department
        59 Maiden Lane                   +1-718-921-8317                       6201 15th Avenue
   New York, New York 10038                                              Brooklyn, New York 11219

     Any payments to American Stock Transfer & Trust Company, as Rights Agent,
must be made in U.S. dollars (a) by cashier's or certified check drawn on a bank located in the United States and payable to the order of "American Stock
Transfer & Trust Company, as Rights Agent," or (b) by wire transfer of immediately available funds to the account maintained by American Stock Transfer
& Trust Company, our Rights Agent, for this rights offering at JP Morgan Chase,
ABA No. 021000021, Account No. 323-836895, reference Tefron Ltd., Attention:
Reorganization Department.

     You will choose the method of delivery of exercise forms and payment of the subscription price and will bear the risk of such election.

     IF YOU SEND YOUR COMPLETED EXERCISE FORM AND PAYMENTS BY MAIL, WE URGE YOU
TO USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND TO
ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY AND CLEARANCE OF PAYMENT
PRIOR TO THE EXPIRATION DATE. WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR
PAYMENT, BY MEANS OF A CHECK DRAWN ON A BANK LOCATED IN THE UNITED STATES OR IN
ISRAEL. Your rights will not be considered exercised unless the Rights Agent receives from you, your broker, dealer or other nominee (including a member of
TASE), as the case may be, all of the required documents and your full subscription price payment before 2:00 a.m., New York City time, on March 25,
2010, the expiration date of the rights offering. We will not consider any payment by check, other than a cashier's or certified check, to have been made until the check clears through the account of American Stock Transfer & Trust
Company, our Rights Agent, or to our account, as applicable, before the expiration date. If you do not exercise your rights by the expiration date and in accordance with the procedures applicable to you, your ability to exercise the rights and purchase the ordinary shares will expire. Record holders exercising their rights shall be entitled to receive the ordinary shares promptly following such exercise.

     Payments for the exercise of your rights made to American Stock Transfer &
Trust Company, our Rights Agent, will be held in a segregated interest bearing money market account, and will be sent to us in accordance with our written instructions.

                                       36

TRANSFERABILITY OF RIGHTS

     The rights are transferable. You may sell or otherwise transfer them to others. The unexercised rights (including, if you hold your shares through an
Israeli brokerage company that holds shares through our nominee company, those rights for which you fail to give your broker instructions regarding the exercise, non-exercise or sale) will be quoted for trading on the OTCBB and listed for trading on the TASE, in each case for one day only on March 23, 2010.
If you are one of our affiliates, you may transfer your rights only if there is an effective registration statement or exemption covering such transfer under the United States securities laws.

     Record holders wishing to transfer their rights to another person may do so by executing the rights transfer form on the back of the rights certificate and submitting it to American Stock Transfer & Trust Company prior to March 22,
2010. Record holders wishing to sell their rights on the OTCBB or the TASE, should independently engage a broker to execute this sale on their behalf.

     If no contrary instructions have been received by 2:00 a.m., New York City time on March 25, 2010 and your rights remain unexercised, your rights will expire. However, if you hold your shares through an Israeli brokerage company that holds the rights through our nominee company (Hevra Le-Rishumim of Bank
Hapoalim), the rules of TASE provide that if no contrary instructions have been received from you by the time determined by your broker on March 23, 2010, you will be considered to have instructed your broker to sell all your rights on
TASE with no price limit. The purchaser of such rights shall be able to exercise them until 2:00 a.m., New York City time on March 25, 2010.

     You are responsible for all commissions, fees and other expenses, including brokerage commissions and transfer taxes, incurred in connection with the purchase, sale or exercise of rights.

AMBIGUITIES IN EXERCISE OF RIGHTS

     If you do not specify the number of rights being exercised, or if your payment is not sufficient to pay the total subscription price for all of the shares that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of rights that could be exercised for the amount of the payment received from you. If your payment exceeds the total subscription price for all of the rights you have elected to exercise, we will promptly refund to you the balance with no interest.

BENEFICIAL OWNERS WHO ARE NOT RECORD HOLDERS

     If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee (including a member of TASE), you should expect your broker, dealer or other nominee to notify you of this rights offering and the procedures for exercising or transferring your rights. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form provided to you accompanied by the subscription payment. You should receive this form from your broker, dealer or other nominee with the other rights offering materials. You should NOT return your subscription form or transfer the subscription payment directly to us.

     Holders of our Israeli Shares are encouraged to read the prospectus that we filed with Israel Securities Authority with respect to the procedures for exercising their rights (see http://www.tase.co.il/tase/).

                                       37

NOMINEE HOLDERS

     If you are a broker, a trustee or a depositary for securities that holds our ordinary shares for the account of others as a nominee holder, you should notify the respective beneficial owners of such shares as soon as possible of the issuance of the rights to find out such beneficial owners' intentions. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription certificates. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our ordinary shares on the record date, so long as the nominee submits the appropriate subscription certificates and certifications and proper payment to us. If you are a member of
TASE, you must comply with the rules of TASE with respect to providing notices to and receiving instructions from your clients.

                                       38

PROCEDURES FOR DTC (THE DEPOSITORY TRUST COMPANY) PARTICIPANTS

     We expect that your exercise of your subscription privilege with respect to rights issued with respect to outstanding ordinary shares may be made through the facilities of DTC. If you exercise your subscription privilege with respect to such rights through DTC we refer to your rights as DTC Exercised Rights. If you are a bank or broker and would like to obtain copies of the DTC participant exercise form and the nominee holder certification, please call the Information
Agent, The Altman Group, Inc., at 201-806-7300.

REGULATORY LIMITATION

     We will not be required to issue ordinary shares pursuant to the rights offering to anyone who, in our opinion, would be required to obtain prior clearance or approval from any federal, state or foreign regulatory authorities to acquire, own or control ordinary shares, if such clearance or approval has not been obtained as of the expiration date of the rights offering.

RIGHTS AGENT AND INFORMATION AGENT

     We have appointed American Stock Transfer & Trust Company as Rights Agent
and The Altman Group, Inc. as the Information Agent for the rights offering.

     The Information Agent's number is 877-896-3194 (banks and brokers only may call 201-806-7300), or alternatively you may email the Information Agent at
reorg@altmangroup.com. We will pay the fees and specified expenses of the Rights
Agent and Information Agent.

                                       39

                             SELECTED FINANCIAL DATA

PRESENTATION OF FINANCIAL AND SHARE INFORMATION.

     We prepared our consolidated financial statements in accordance with
International Financial Reporting Standards ("IFRS") as issued by the
International Accounting Standards Board ("IASB"). The Company's financial statements for the year ended December 31, 2008 were the Company's first consolidated financial statements that were prepared in accordance with IFRS as issued by the IASB and IFRS 1, "First Time Adoption of International Financial
Reporting Standards". Our previous consolidated financial statements were prepared in accordance with U.S. GAAP. The influence of the transition to IFRS
(from financial statements prepared in accordance with U.S. GAAP) on our financial statements for the year ended December 31, 2007 and on its results of operations for that year is detailed in note 25 to our consolidated annual financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission, on
June 30, 2009.

     The following selected financial data as of December 31, 2007 and 2008 and for each of the two years ended December 31, 2007 and 2008 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP appearing in our Annual
Report on Form 20-F for the year ended December 31, 2008. The selected financial data as of December 31, 2004, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006 have been derived from our audited financial statements prepared in accordance with U.S. GAAP not included in our
Annual Report on Form 20-F for the year ended December 31, 2008. All share and per share information has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on
January 22, 2009.

     The selected unaudited consolidated financial as of and for each of the nine month periods ended September 30, 2009 and 2008 are derived from unaudited interim consolidated financial statements that were submitted on Report of
Foreign Private Issuer on Form 6-K. Such financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the unaudited periods. You should not rely on these interim results as being indicative of results we may expect for the full year or any other interim period.

     We sold our ownership interest in AlbaHealth in April 2006. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued
operations, and the financial results and information described below do not include the financial results of AlbaHealth. We ceased to consolidate the financial statements of AlbaHealth commencing April 27, 2006.

                                                                                NINE MONTHS ENDED
                                              FOR THE YEAR ENDED                  SEPTEMBER 30
                                                 DECEMBER 31                      (UNAUDITED)
                                         ---------------------------      ---------------------------
                                            2007            2008             2008             2009
                                         ----------      ----------       ----------       ----------
                                                         U.S. DOLLARS IN THOUSANDS
                                                          (EXCEPT PER SHARE DATA)

STATEMENT OF INCOME DATA:
IN ACCORDANCE WITH IFRS
Sales                                    $  158,614      $  173,829       $  137,865       $   93,263
Cost of sales                               139,145         167,557          129,199           94,902
                                         ----------      ----------       ----------       ----------
Gross profit (loss)                          19,469           6,272            8,666           (1,639)

Selling and marketing expenses               12,443          16,959           12,538           10,925
General and administrative expenses           5,190           6,406            4,520            2,745

Impairment of property, plant and
equipment                                         -           2,135                -                -
                                         ----------      ----------       ----------       ----------
Operating income (loss)                       1,836         (19,228)          (8,392)         (15,309)
Other expenses                                    -               -                -            1,285
Financial expenses, net                       1,289           3,028            2,957              414
                                         ----------      ----------       ----------       ----------
Income (loss) before taxes on income            547         (22,256)         (11,349)         (17,008)
Tax benefit                                      35           4,677            2,788            4,270
                                         ----------      ----------       ----------       ----------
Net income (loss)                        $      582      $  (17,579)      $   (8,561)      $  (12,738)
                                         ==========      ==========       ==========       ==========
Basic and diluted net earnings
(losses) per share                              0.2            (8.3)            (4.0)            (6.0)
                                         ==========      ==========       ==========       ==========
Weighted average number of shares
used for computing basic earnings
(losses) per share                        2,118,816       2,120,298        2,120,298        2,120,298
                                         ==========      ==========       ==========       ==========
Weighted average number of shares
used for computing diluted earnings
(losses)per share                         2,118,816       2,120,298        2,120,298        2,120,298
                                         ==========      ==========       ==========       ==========

                                       40

                                                                  FOR THE YEAR ENDED DECEMBER 31
                                                          --------------------------------------------
                                                             2004             2005             2006
                                                          ----------       ----------       ----------
                                                                   U.S. DOLLARS IN THOUSANDS
                                                                   (EXCEPT PER SHARE DATA)

STATEMENT OF INCOME DATA: IN ACCORDANCE WITH
U.S. GAAP

Sales                                                     $  148,620       $  171,336       $  188,104
Cost of sales                                                136,424          141,621          145,144
                                                          ----------       ----------       ----------
Gross profit                                                  12,196           29,715           42,960
Selling and marketing expenses                                11,309            8,984           11,573
General and administrative expenses                            5,603            4,595            5,504
                                                          ----------       ----------       ----------
Operating income (loss)                                       (4,716)          16,136           25,883
Financing expenses, net                                        3,888            3,189            1,912
                                                          ----------       ----------       ----------
Income (loss) before taxes on income                          (8,604)          12,947           23,971
Tax benefit                                                       83            4,297            5,711
                                                          ----------       ----------       ----------
Income (loss) from continuing operations                      (8,687)           8,650           18,260
Income (loss) from discontinued operations                     1,822           (5,357)             120
                                                          ----------       ----------       ----------
Net income (loss)                                         $   (6,865)      $    3,293       $   18,380
                                                          ==========       ==========       ==========
Basic and diluted net earnings (losses)per share from
continuing operations:
Basic net earnings (losses) per share                     $     (5.6)      $      4.9       $      9.0
                                                          ----------       ----------       ----------
Diluted net earnings (losses) per share                   $     (5.6)      $      4.7       $      8.8
                                                          ----------       ----------       ----------
Basic and diluted net earnings (losses)per share from
discontinued operations:
Basic net earnings (losses) per share                     $      1.2       $     (3.0)      $      0.1
                                                          ----------       ----------       ----------
Diluted net earnings (losses) per share                   $      1.2       $     (2.9)      $      0.1
                                                          ----------       ----------       ----------
Basic and diluted net earnings (losses)per share:
Basic net earnings (losses) per share                     $     (4.4)      $      1.9       $      9.1
                                                          ==========       ==========       ==========
Diluted net earnings (losses) per share                   $     (4.4)      $      1.8       $      8.9
                                                          ==========       ==========       ==========
Weighted average number of shares used for computing
basic earnings (losses) per share                          1,560,390        1,771,927        2,021,072
                                                          ==========       ==========       ==========
Weighted average number of shares used for computing
diluted earnings (losses)per
share                                                      1,560,390        1,854,262        2,075,457
                                                          ==========       ==========       ==========

                                       41

                                 AS OF DECEMBER 31,       AS OF SEPTEMBER 30,
                               ---------------------     ---------------------
                                 2007         2008*        2008         2009
                               --------     --------     --------     --------
                                                       (UNAUDITED)   (UNAUDITED)
                                                         --------     --------
                                   (IN THOUSANDS)           (IN THOUSANDS)

FINANCIAL DATA:
IN ACCORDANCE WITH IFRS
Cash and cash equivalents      $  2,384     $  1,566     $  3,614     $  5,326
Working capital                  38,578        4,930       21,205        4,005
Total assets                    160,740      131,732      139,897      107,115
Total debt(1)                    19,322       24,809       20,723       25,178
Total equity                     89,380       63,745       72,899       51,129
Share Capital                     7,518        7,518        7,518        7,518
Additional paid in capital      106,864      107,104      107,020      107,492

                                           AS OF DECEMBER 31,
                                 -------------------------------------
                                   2004           2005          2006*
                                 --------       --------      --------
                                              IN THOUSANDS

FINANCIAL  DATA:
IN ACCORDANCE WITH U.S. GAAP
Cash and cash equivalents        $  3,558       $  7,652      $  3,966
Working capital (deficit)          (8,441)         7,296        35,270
Total assets                      191,531        186,514       164,656
Total debt(1)                      78,301         56,621        25,270
Shareholders' equity               46,744         54,685        82,230
Share Capital                       6,582          6,810         7,411
Additional paid-in capital         79,243         83,069       101,684

     (1) Total debt consists of total short-term bank credit and long-term loans from banks.

     * In 2006, dividends declared per share amounted to $4.851 (after giving effect to the ten-for-one reverse split). In 2008, dividends declared per share amounted to $3.77 (after giving effect to the ten-for-one reverse split). No dividends were declared in the years 2004, 2005 and 2007.

                              PLAN OF DISTRIBUTION

     Following the record date, we will distribute by mail the rights certificates and copies of this prospectus to our holders of record as of 5:00
p.m., New York City time, on the record date. It is our expectation that holders of record which hold our ordinary shares for beneficial owners will forward a copy of this prospectus and the related subscription information and forms to those beneficial owners in adequate time to permit beneficial holders to complete and deliver the "Form of Beneficial Owner Election Form" as to their investment decisions. We have engaged our Rights Agent and Information Agent to assist in the distribution of the rights certificates and this prospectus and the related subscription information and forms. The Rights Agent will process all rights certificates from our holders of record and will distribute certificates representing the shares purchased by each holder of record upon the completion of the rights offering.

                                       42

                                    DILUTION

     Based on the 2,120,298 ordinary shares outstanding as of February 22,
2010, and assuming that our shareholder, Norfet, and our wholly-owned subsidiary, Tefron Holdings, each does not exercise its rights but that all other ordinary shares offered in the rights offering are issued, 3,298,836 ordinary shares will be issued and outstanding immediately following the rights offering. If you do not exercise any rights, then the number of ordinary shares you own will not change. However, if shares are purchased by other shareholders in the rights offering, then your percentage ownership after the exercise of the rights will be diluted. Assuming that all of the rights we are distributing to shareholders are exercised, other than the rights we distribute to Norfet and to
Tefron Holdings, and we issue 1,178,538 of our ordinary shares, this would represent an approximate 56% increase over our 2,120,298 issued and outstanding ordinary shares as of February 22, 2010, excluding shares issuable upon exercise of our outstanding options. Existing shareholders who do not exercise their rights in this rights offering will have their ownership interest diluted such that, assuming that all of the rights we are distributing to shareholders are exercised, other than the rights distributed to Norfet and to Tefron Holdings, a holder of our ordinary shares who held one percent of our ordinary shares before this rights offering will be reduced to holding approximately 64% after the issuance of the additional ordinary shares in this rights offering.

     In addition, in accordance with our Option Plan, we expect to distribute rights to those persons who, as of the record date, held options to acquire our ordinary shares under our Option Plan (the "Option Holders"). Each Option Holder
will receive one right for each one ordinary share subject to share options held by such Option Holder on the record date, and each right will entitle such
Option Holder to purchase one ordinary share, at a subscription price to be determined by our board of directors. Under the terms of our Option Plan, the rights granted to Option Holders will be exercisable only if and when share options are exercised and only to the extent that such rights have been issued in respect of the ordinary shares purchased by Option Holders upon the exercise of share options. As of February 22, 2010, we had outstanding 320,229 options that were granted under our Option Plan, and the latest expiration date of these options is January 2010.

     Assuming that all of the outstanding options are exercised during their term and the Option Holders exercise all of the rights issued to them, we will issue an additional 227,759 ordinary shares to Option Holders from time to time in the future. Together with the 1,178,538 shares that may be issued to our shareholders upon exercise of their rights assuming that Norfet and Tefron
Holdings each does not exercise the rights distributed to it, this would represent an approximate 66% increase over our 2,120,298 issued and outstanding ordinary shares as of February 22, 2010, excluding shares issuable upon exercise of our outstanding options. If you do not exercise any rights distributed to you in the rights offering, and if shares are purchased in the future by Option
Holders that exercise the rights distributed to them, then your percentage ownership after the exercise of the rights will be further diluted.

                                 CAPITALIZATION

     The following table sets forth our consolidated unaudited capitalization as of September 30, 2009:

o    on an actual basis;

o    as adjusted to give effect to the gross proceeds to be received from the rights offering, assuming the rights offering is fully subscribed for by all shareholders, except by Norfet and Tefron Holdings; and

o    as adjusted to give effect to the gross proceeds to be received from (1)
     the rights offering, assuming the rights offering is fully subscribed for by all shareholders, except by Norfet and its main shareholders, FIMI
     Opportunity Fund L.P. and FIMI Israel Opportunity Fund Limited Partnership
     and Tefron Holdings and (2) the subsequent issuance to Norfet of 329,499 ordinary shares by means of a private placement as described in "Prospectus
     Summary - Recent Developments - Private Placement to Norfet, Limited
     Partnership".

     You should read this table in conjunction with our Form 6-K regarding our financial results for the third quarter of 2009, incorporated by reference herein.

                                       43

                                                              AS OF SEPTEMBER 30, 2009
                                                                    (UNAUDITED)
                                                               (DOLLARS IN THOUSANDS)
                                                       ---------------------------------------
                                                         ACTUAL             AS ADJUSTED
                                                       ---------      ------------------------
                                                                                      RIGHTS
                                                                                     OFFERING
                                                                       RIGHTS       AND PRIVATE
                                                                      OFFERING       PLACEMENT
                                                                      ---------      ---------

Short-term bank credit                                 $  16,956         16,956         16,956
Shareholders' equity:
Share Capital:
Ordinary  shares of NIS 10 par value - authorized:
6,999,550 shares; issued: 2,220,038;
outstanding: 2,120,298                                 $   7,518          7,549          7,558
Additional paid-in capital                               107,492        111,671        112,914
Treasury shares                                           (7,408)        (7,408)        (7,408)
Accumulated deficit                                      (56,477)       (56,477)       (56,477)
Other capital reserves                                         4              4              4
Total shareholders' equity                             $  51,129         55,339         56,591

                       MATERIAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING IS A SUMMARY OF THE MATERIAL TAX CONSEQUENCES IN THE UNITED
STATES TO INDIVIDUAL AND CORPORATE RESIDENTS OF ISRAEL AND THE UNITED STATES
RESULTING FROM THE DISTRIBUTION OF THE RIGHTS WE ARE DISTRIBUTING, THE PURCHASE
OR SALE OF THE RIGHTS, THE EXERCISE OF THE RIGHTS AND THE SALE OF THE ORDINARY
SHARES ISSUABLE UPON EXERCISE OF THE RIGHTS.

     TO THE EXTENT THAT THE DISCUSSION IS BASED ON TAX LEGISLATION THAT HAS NOT
BEEN SUBJECT TO JUDICIAL OR ADMINISTRATIVE INTERPRETATION, WE CANNOT ASSURE YOU
THAT THE TAX AUTHORITIES WILL ACCEPT THE VIEWS EXPRESSED IN THIS SUMMARY. THIS
SUMMARY IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS LEGAL OR PROFESSIONAL
TAX ADVICE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE TAX CONSEQUENCES THAT MAY BE
RELEVANT TO EACH PERSON'S DECISION TO EXERCISE OR SELL THE RIGHTS WE ARE
DISTRIBUTING, OR THE SALE OF OUR ORDINARY SHARES ISSUED UPON THE EXERCISE OF THE
RIGHTS.

     PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES AND OTHER SECURITIES SHOULD
CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES OR OTHER TAX CONSEQUENCES
OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING, IN
PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

     The following is a summary of certain United States federal income tax consequences of the receipt, exercise, disposition and/or lapse of the subscription rights (the "rights") to acquire ordinary shares and of the ownership and disposition of the ordinary shares. Except where noted, this summary deals only with rights and/or ordinary shares held as capital assets by a holder who acquires the rights in connection with this rights distribution
("rights offering"), and who acquires ordinary shares upon exercise of the rights. This summary does not represent a detailed description of the United
States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income or estate tax laws, including if you are:

     o    a dealer in securities or currencies;

     o    a financial institution;

     o    a regulated investment company;

     o    a real estate investment trust;

     o    a tax-exempt organization;

     o    an insurance company;

     o    a person holding the rights, or ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

     o    a trader in securities that has elected the mark-to-market method of accounting for your securities;

                                       44

     o    a person liable for alternative minimum tax;

     o    a partnership or other pass-through entity or a person who is an investor in such an entity;

     o    a United States person whose "functional currency" is not the U.S.
          dollar;

     o    a "controlled foreign corporation":

     o    a "passive foreign investment company"; or

     o    a United States expatriate

     This summary is based upon the provisions of the Internal Revenue Code of
1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below.

For purposes of this discussion, a "U.S. holder" is a beneficial owner of a right or ordinary share that is:

     o    an individual citizen or resident of the United States;

     o    a corporation (or any other entity treated as a corporation of United
          States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of
          Columbia;

     o    an estate the income of which is subject to United States federal income taxation regardless of its source; or

     o    a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2)
          has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     Except as modified for estate tax purposes, the term "non-U.S. holder"
means a beneficial owner of a right or an ordinary share that is an individual, corporation, an estate or a trust that is not a U.S. holder.

     If a partnership holds rights or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership or the Limited Liability Corporation treated as a partnership. If you are a partner of a partnership holding the rights and/or ordinary shares, you should consult your own tax advisors.

     We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service (the "IRS") regarding the United States federal income or estate tax consequences of the rights offering. The IRS could take positions concerning such tax consequences that are different from those described in this discussion and, if litigated, a court could sustain any such positions taken by the IRS. In addition the following summary does not address the tax consequences of the rights offering under foreign, state, or local tax laws.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR UNITED
STATES FEDERAL INCOME, ESTATE AND GIFT TAX CONSEQUENCES TO YOU OF THE RIGHTS
OFFERING AND OF THE OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES, AS WELL AS
THE CONSEQUENCES TO YOU ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

TAX CONSEQUENCES TO U.S. HOLDERS OF THE RECEIPT, SALE OR EXERCISE OF THE RIGHTS

RECEIPT OF THE DISTRIBUTION

     The discussion under this heading "Receipt of the Distribution" is a summary of certain United States federal income tax consequences that will apply to you if you are a U.S. holder that receives the rights and the distribution of the rights is treated as a non-taxable distribution of stock rights under
Section 305(a) of the Code.

     BASIS AND HOLDING PERIOD OF THE RIGHTS. If the fair market value of the rights on the date of distribution is 15% or more of the fair market value on such date of the ordinary shares with respect to which the rights are distributed, upon distribution, exercise or sale of the rights, a holder's basis in its ordinary shares will be allocated between such ordinary shares and the rights in proportion to the fair market values of each on the date of distribution of the rights. If the fair market value of the rights on the date of distribution is less than 15% of the fair market value of the ordinary shares with respect to which the rights are distributed on the date of distribution, the basis of the rights distributed to a holder will be zero unless the holder of the rights irrevocably elects, in such holder's United States federal income tax return for the taxable year in which the rights are received, to allocate part of the basis of such holder's ordinary shares to such rights in the same manner as described above. In the event that your rights lapse after an allocation of basis described above, you will not recognize any loss with respect to such rights, but the basis will instead be attributed back to your shares of common stock. The holding period of rights received will include a holder's holding period in ordinary shares with respect to which the rights were distributed.

                                       45

     SALE OF THE RIGHTS. Subject to the discussion below under "Passive Foreign
Investment Company Rule," a U.S. holder will recognize taxable gain or loss upon the sale or other taxable disposition of the rights in an amount equal to the difference between the amount realized for the rights and the U.S. holder's tax basis in the rights, as determined above. Such gain or loss will generally be treated as capital gain or loss. Any capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period exceeds one year, and long-term capital gains of certain non-corporate holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

     EXPIRATION OF THE RIGHTS. If a holder that holds rights does not exercise or sell such rights prior to the end of the exercise period, such holder generally will recognize no gain or loss for United States federal income tax purposes. In addition, such holder's tax basis in the ordinary shares with respect to which the rights are received will equal its tax basis before receipt of the rights. If you dispose of some of the ordinary shares with respect to which the rights are distributed after your receipt of the rights but prior to the expiration of such rights, you should consult your tax advisor regarding the determination of your basis in the remaining ordinary shares.

     EXERCISE OF THE RIGHTS. Holders of rights will not recognize any gain or loss upon the exercise of the rights. The holding period of shares of common stock acquired upon exercise of rights will begin on the date the rights are exercised.

ALTERNATIVE TREATMENT OF RIGHTS

     If the IRS were to successfully assert that the distribution of rights is a taxable distribution of property to which Section 301 of the Code applies, each
U.S. holder would be considered to have received a distribution with respect to such holder's ordinary shares in an amount equal to the fair market value of the rights received by such holder on the date of the distribution. This distribution generally would be taxed as dividend income to the extent of your ratable share of our current and accumulated earnings and profits. The amount of any distribution in excess of our earnings and profits would be applied to reduce, but not below zero, your tax basis in the ordinary shares, and any excess (determined on a share-by-share basis) generally would be taxable to you as capital gain and will be long-term capital gain, if your holding period with respect to our ordinary shares is more than one year as of the date of distribution. The amount treated as a dividend may be taxable to certain non-corporate holders at reduced rates of taxation. Dividends paid by Tefron will not qualify for the dividends-received deduction available to U.S.
corporations. Your tax basis in the rights received would be equal to their fair market value on the date of distribution and the holding period for the rights would begin on the day after receipt. The consequences of a sale of the rights would be as described above under "Receipt of the Distribution--Sale of the
Rights" except that any capital gain or loss may be considered short-term. If rights lapse without being exercised, you would recognize a capital loss equal to your tax basis in such rights. The deductibility of capital losses is subject to limitations.

                           ISRAELI TAX CONSIDERATIONS

THE RECEIPT AND EXERCISE OF THE RIGHTS

     We do not believe that the receipt and exercise of your rights will be taxable; however, no ruling from the Israeli Tax Authority will be sought.

CAPITAL GAINS TAX

     Capital gains tax is imposed on the disposal of capital assets by an
Israeli resident, and on the disposal of such assets by a non-Israel resident if those assets either (i) are located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation; or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance
[new version], 1961 (the "ORDINANCE") distinguishes between "real gain" and the
"inflationary surplus". Real gain is the excess of the total capital gain over inflationary surplus computed generally on the basis of the increase in the
Israeli CPI between the date of purchase and the date of disposal.

                                       46

     The capital gains generated by individuals on the sale of an asset
(including the Company shares) will be generally taxed at the rate of 20%.
However, if the individual shareholder is a "significant shareholder" (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Company means of control at the time of sale or at any time during the preceding 12 month period), such gain will be taxed at the rate of
25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).
Furthermore, until the determination of provisions for the deduction of real interest expenses by the Minister of Finance, an individual who claims real interest and linkage differential expenses with respect to securities will be subject to tax at a rate of 25% on the real capital gains generated from the sale of such securities. The real capital gain generated by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain generated from sale of securities, as defined in Section 6 of the Inflationary
Adjustment Law, by a corporation, which was subject on August 10, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (27% in 2008, 26% in 2009, 25% in 2010 and afterwards).

     The benefit component, if any, of the rights offered in the framework of this rights offering to, and accepted by, a Company shareholder shall also be attributed to the existing shares of such shareholder by virtue of which the rights have been offered to such shareholder (the "ORIGINAL SHARES"), and the original price (i.e., the tax basis for the purpose of calculating capital gains) of the Original Shares will be adjusted pro rata in order to reflect the attribution of the above benefit component, if any, to those shares. Moreover, the purchase date of the shares resulting from the acceptance of the offer will be deemed to have been the purchase date of the Original Shares.

     Capital gain generated from the sale of the Company shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli capital gains tax provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares on the stock exchange (it is our understanding that the current position of the Israeli Tax Authority is to view securities quoted on the OTCBB as listed on a "stock exchange" where such securities were previously delisted from a "stock exchange"), (ii) the seller does not maintain a permanent establishment in Israel to which the generated capital gains are attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders.

     In addition, the sale of the Company's shares may be exempt from Israeli capital gains tax under an applicable double tax treaty. Thus, the U.S - Israel
Double Tax Treaty (the "Treaty") exempts U.S. resident from Israeli capital gains tax in connection with such sale, provided the following cumulative conditions are met: (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12
- month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment maintained by the U.S. resident in Israel.

     A resident of a country with which Israel has a double tax treaty who is unable to benefit from the above exemptions may wish to utilize a special exemption provided in the Ordinance pertaining to capital gains arising from the sale of shares purchased between July 1, 2005 and December 31, 2008. In order for this exemption to apply, the following cumulative conditions must be met:

(a) an application is to be submitted to the Israeli Tax Authority at the same time as the reporting to the Israeli Tax Authority on the sale;

(b) the capital gain is not derived through a permanent establishment maintained by the seller in Israel;

(c) the seller is an individual and has been a resident of a country with which
Israel has a double tax treaty (e.g., the U.S.) during ten consecutive years prior to the purchase or is an entity where at least 75% of the means of control of the entity are ultimately held, directly or indirectly, by individual shareholders who are residents of a country with which Israel has a tax treaty
(e.g., the U.S.) during the ten consecutive years prior to the acquisition.
Unless it can be proved otherwise, where the entity is listed on a non-Israel stock exchange (it is our understanding that the current position of the Israeli
Tax Authority is to view securities quoted on the OTCBB as listed on a "stock exchange" where such securities were previously delisted from a "stock exchange"), this condition is deemed to be met automatically in respect of shareholders which are not significant shareholders (as defined above);

                                       47

(d) the shares were not purchased from a "related party" and Chapter E-2 of the
Ordinance does not apply to such purchase of shares;

(e) the sale was reported to the Israeli Tax Authority in the country of the seller's residence; and

(f) within 30 days of the acquisition, the transaction was reported to the
Israeli Tax Authority.

WITHHOLDING TAX

     The purchaser is obligated to withhold tax from the real capital gains generated by the seller upon the sale of the Shares at the rate of 25% in respect of a corporation and 20% in respect of an individual.

DIVIDENDS

     A distribution of dividends from income attributed to an "approved enterprise" or "privileged enterprise" under the Law for the Encouragement of
Capital Investments, 1959 will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividends from income, which is not attributed to an approved enterprise/privileged enterprise, to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a "significant shareholder" (as defined above). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel.

     A non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20%
(25% if the dividends recipient is a "Significant Shareholder" (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S.
resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an "approved enterprise" under the Israeli Law for the Encouragement of Capital
Investments of 1959 - the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S.
resident in Israel.

WITHHOLDING TAX

     The Company is obligated to withhold tax, upon the distribution of a dividend attributed to an approved enterprise/privileged enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporation - 15%, (ii) Israeli resident individual -15%, and (iii) non-Israeli resident - 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from income not attributed to the approved enterprise/privileged enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation - 0%, (ii) Israeli resident individual - 20% (iii) non-Israeli resident - 20%, subject to a reduced tax rate under an applicable double tax treaty.

                                       48

                          DESCRIPTION OF SHARE CAPITAL

     The Company is authorized to issue 6,999,550 ordinary shares, par value NIS
10.0 per share. As of September 30, 2009, and as of February 22, 2010, 2,220,038
ordinary shares were issued and outstanding and 99,740 ordinary shares, with a book value of $7,408 thousand, were held by a wholly owned subsidiary of Tefron.
All outstanding ordinary shares are validly issued, fully paid and nonassessable.

OPTIONS TO DIRECTORS, OFFICERS AND EMPLOYEES

     As of February 22, 2010 we also have outstanding 320,229 options issued to directors, officers and employees to purchase ordinary shares under our Tefron
Ltd. Option Plan as follows:

NUMBER OF OPTIONS        EXERCISE PRICE PER SHARE            EXPIRATION DATE
-----------------        ------------------------            ---------------

          100,000                             3.8              January 2020
           30,000                         $  20.7               July 2018
           71,722                         $33-$36       January 2011-October 2011
           15,207                         $    35               May 2015
           30,000                         $    40             December 2018
            6,000                         $  49.5               May 2015
            3,400                         $    71             November 2015
            4,000                         $    85              March 2016
            5,900                         $   150               June 2010
           45,000                         $  5.34             November 2019
            9,000                         $  5.34              April 2010

HISTORY OF SHARE CAPITAL

     The following is a summary of the changes in Tefron's share capital in the last three years preceding the date of this prospectus.

     On January 10, 2006, we completed a public auction of our ordinary shares and Option Certificates (Series 1) in Israel. A total of 100,000 units, consisting of 1.8 ordinary shares and 0.6 Option Certificates each, were issued in the offering at a price of NIS 7,016.4 (approximately $1,514.8) per unit.
Each Option Certificate was exercisable into one Share until January 9, 2007 at an exercise price of $94.9 per Ordinary Share denominated in NIS (subject to adjustment for dividend distributions). Of the total number of Option
Certificates issued, 57,275 were exercised and 2,725 expired. Our total net proceeds from the offering were approximately $13.8 million for shares plus approximately $5.7 million generated from the exercise of the Option
Certificates. The ordinary shares and the shares issued upon the exercise of the
Option Certificates are listed for trading on the Tel Aviv Stock Exchange.

     In May 2006, the Israel Discount Bank Ltd. exercised its option to convert into 7,500 ordinary shares the entire principal amount of its $450,000 loan to the Company, pursuant to a loan agreement dated October 12, 2004, at a price of
$60 per share.

     In January 2009, the Company's shareholders approved (1) an increase in the
Company's authorized share capital from NIS 49,995,500 to NIS 69,995,500 and (2)
a ten-for-one reverse stock split by consolidating the Company's (i) authorized and unissued share capital; and (ii) issued and outstanding share capital, such that every ten ordinary shares, NIS 1.00 nominal value per share, became one ordinary share with a nominal value of NIS 10.00. Following approval by the shareholders, the total authorized share capital of the Company is NIS
69,995,500, divided into 6,999,550 Ordinary Shares, NIS 10.00 par value per share.

     From January 1, 2008 through February 22, 2010, Tefron did not issue any
Ordinary Shares.

                                       49

                            EXPENSES OF THE OFFERING

     The following table sets forth all costs and expenses payable by us in connection with the sale of the securities being registered hereunder. All of the amounts shown are estimates except for the Commission registration fee.

Registration and filing fees                                 $    4,930
Transfer, rights and information agent fees and expenses         23,000
Legal fees and expenses                                         150,500
Accounting fees and expenses                                     74,507
Printing and delivery costs                                       4,344
Miscellaneous expenses                                           11,000
Total                                                        ----------
                                                             $  268,281
                                                             ==========

                           RELATED PARTY TRANSACTIONS

     The following discussion includes summaries of the significant terms of various agreements and transactions. Because these are summaries, they are qualified by reference to the actual agreements, which are attached as exhibits our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Commission on June 30, 2009.

     The Israeli Companies Law, 1999 (the "Companies Law") requires that certain related party transactions be approved as provided for in a company's articles of association and, in certain circumstances, by a company's audit committee or its shareholders. Our Audit Committee is responsible for reviewing potential conflicts of interest situations where appropriate.

     RELATIONSHIPS AND TRANSACTIONS WITH NORFET.

     As of January 17, 2010, Norfet owned 461,308 ordinary shares, which represented approximately 21.76% of Tefron's outstanding ordinary shares
(excluding 99,740 shares held by Tefron's wholly owned subsidiary).
Substantially all of Norfet is owned by: (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund L.P.; (ii) FIMI Israel Opportunity Fund, Limited
Partnership; (iii) Migdal Insurance Company; (iv) Mivtach Shamir Holdings Ltd.
and (v) the provident funds of First International Bank of Israel.

     Pursuant to a Share Purchase Agreement, dated February 17, 2004, we issued to Norfet in April 2004, 352,941 ordinary shares for a base price of $42.5 per share and a base aggregate consideration of $15 million. Norfet also acquired an additional 136,500 of our ordinary shares in the aggregate from Arwol Holdings
Ltd., an Israeli company ("Arwol"), and Macpell Industries Ltd., and Israeli company who shares are listed for trade on the TASE ("Macpell") pursuant to a separate agreement. Immediately following the closing of these agreements,
Norfet held 489,441, or approximately 28.8% of our outstanding share capital, without taking into account our ordinary shares held by our wholly-owned subsidiary. In April 2005, due to a purchase price adjustment agreed to with
Norfet instead of the purchase price adjustment mechanism agreed to in the Share
Purchase Agreement, we issued to Norfet an additional 66,176 Ordinary Shares, and Arwol transferred 10,690 additional ordinary shares to Norfet.

     Under the Share Purchase Agreement, we also agreed to pay Norfet a management fee of approximately $172,000 plus VAT per annum until our first annual meeting in 2005 (which took place on June 28, 2005), and $120,000 plus
VAT thereafter. On January 6, 2010 we signed an MOU with our bank lenders which, among other things, establishes new financial covenants and undertakings for
2010, including our undertaking not to distribute any dividends or pay management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full. Please see "Prospectus
Summary - Recent Developments - Memorandum of Understanding with Our Bank
Lenders" above.

     We, Norfet, Arwol and Macpell, together with Leber Partners L.P., are also party to a Registration Rights Agreement, dated April 22, 2004, which replaced the previous Registration Rights Agreements to which the Company and certain of these shareholders had been a party. On November 29, 2005, the Securities and
Exchange Commission declared effective a Registration Statement on Form F-3 covering the resale of ordinary shares held by the shareholders party to this agreement.

     Please see "Item 10. Additional Information- 10C. Material Contracts - FIMI
Agreements" of our Annual Report on Form 20-F for the year ended December 31,
2008, for a more complete description of these agreements.

                                       50

     On March 31, 2009, our board of directors approved an agreement with Orian
Agish Ltd. ("Orian Agish") for freight and delivery services. FIMI Israel
Opportunity Fund Limited Partnership and FIMI Opportunity Fund L.P. are
interested parties in Orian Agish. Our Director, Yishai Davidi, serves as senior partner of FIMI Israel Opportunity Fund, Limited Partnership and FIMI
Opportunity Fund, L.P. Mr. Davidi also serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners
(which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney. As of January 17, 2010,
Norfet held 21.76% of our shares. The agreement with Orian Agish will be reviewed annually by the Company's Audit Committee and the Board of Directors.

     AGREEMENT WITH ARIE WOLFSON.

     Until July 30, 2007, we were party to a consulting and management services agreement with Mr. Arie Wolfson, a former Director of ours.

     The aggregate direct remuneration paid to all directors and senior management as a group for services in all capacities for the year ended December
31, 2007, was approximately $2.2 million, of which $90,500 was paid to directors in their capacities as directors. Negligible amounts were set aside or accrued for vacation and recuperation pay for all directors and senior management as a group. No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to our officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in
Israel and $120,000 in management fees paid to Norfet and $70,000 in management fees paid to New York Delights, a company wholly owned by Mr. Wolfson. We have no service contract with any of our directors that provide for benefits upon termination of their employment as directors.

     Mr. Wolfson resigned as a director in April 2007.

     RELATIONSHIPS BETWEEN SIGI RABINOWICZ AND SUPPLIERS.

     Mr. Sigi Rabinowicz served as our president until his resignation on
January 10, 2005.

     We understand that Sigi Rabinowicz, who also owned a significant interest in Macpell during the period in which he served as our president, began to serve as an agent of some of the suppliers from whom we regularly purchased materials, and hence may be paid a commission with respect to such purchases. We believe that our transactions with these suppliers are in the ordinary course and are on customary terms.

     Additionally, under the terms of a retirement agreement we executed with
Mr. Sigi Rabinowicz on January 10, 2005, we paid Mr. Rabinowicz during most of
2005 certain monthly payments, employee benefits such as vacation, educational fund, sick leave, and management and disability insurance contributions, and we provided a vehicle to him. During 2007 we paid Mr. Rabinowicz in accordance with the retirement agreement $162,500. The retirement agreement also included clauses of non competition that ended in September 2007.

     LEASE ARRANGEMENT.

     Until June 12, 2007 we leased the following facilities from a wholly-owned subsidiary of Macpell (that has since merged into Macpell). As of April 2007,
Macpell sold all of its ordinary shares of Tefron. On June 12, 2007, Macpell assigned all its rights and obligations under these agreements to a third party.
On August 19, 2008, the term of these agreements was extended until February 28,
2012.

     o    On August 12, 1997, we entered into an agreement to lease
          approximately 143,000 square feet of industrial space in a facility
          (the Hi-Tex 1 facility) adjacent to our current facilities in Misgav for a current monthly rent of approximately $73,000 until 2011. The first rental payment was made upon entrance into the facility on
          October 1, 1999. Under an agreement approved by our shareholders on
          August 10, 2006, the rent of this facility was reduced by 4%.

     o    On December 21, 1998, we entered into an agreement to lease approximately 178,000 square feet of industrial space in a second facility (the Hi-Tex 2 facility) adjacent to our existing facilities in Misgav from the same wholly-owned subsidiary of Macpell for a monthly rent of approximately $89,000. The first rental payment was made upon entrance into the facility on March 1, 2000.

     o    According to an agreement we entered into with Macpell on August 16,
          1995, we leased an 83,000 square foot facility in Misgav under a lease that expired in 2006 for a monthly rent of approximately $48,000 (the
          Headquarters Facility). Under an agreement approved by our shareholders on August 10, 2006, the lease was extended until 2012, and the rent for the first 65,000 square feet is $28,000 and the rent for the remaining 18,000 square feet is $2.70 per square meter. We conduct our Hi-Tex manufacturing operations in this facility.

                                       51

     o    According to an agreement we entered into with Macpell on December 10,
          1999, we leased a 65,000 square foot warehouse under a lease that expires in 2012 for a monthly rent of approximately $28,000 (the
          Products Facility). Under an agreement approved by our shareholders on
          August 10, 2006, this facility was vacated, and Macpell bore the costs of Tefron's departure, which were approximately $85,000.

     The rent payable under these leases was 50% linked to the Israeli and U.S.
consumer price index and 50% to the exchange rate between the NIS and the U.S.
dollar until August 2006. Under the agreement approved by our shareholders on
August 10, 2006, all rent is paid in U.S. dollars (linked to the U.S. consumer price index) beginning April 2006.

     Under the original agreements, the monthly rent was increased by 5% every
2-3 years. Under the agreement approved by our shareholders on August 10, 2006, the rent for all facilities is to be increased by 3% every 2-3 years (other than the 18,000 square feet of the Headquarters Facility, for which the rent is $2.70 per square meter, which is not subject to any increase.

     According to the terms of the lease agreements, we pay the property insurance premiums on these facilities. On July 5, 2006, we entered into an agreement with Macpell which was approved by our shareholders on August 10, 2006 which amended the lease agreements as described above.

     All of these facilities are subject to a long-term lease agreement between
Macpell's subsidiary and the Israel Land Authority. Under the terms of such lease agreement, Macpell's affiliate was granted a 49-year lease over such property.

                                  LEGAL MATTERS

     The validity of the securities offered in this prospectus will be passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., our Israeli
counsel.

                                     EXPERTS

     The consolidated financial statements of Tefron Ltd. appearing in Tefron
Ltd.'s Annual Report (Form 20-F) for the year ended December 31, 2008, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Kost Forer Gabbay & Kasierer, a member of Ernst & Young
Global are located at 3 Aminadav Street, Tel Aviv.

                       ENFORCEABILITY OF CIVIL LIABILITIES

     Service of process upon our directors and officers and the Israeli experts named in this prospectus, a substantial number of whom reside outside the United
States, may be difficult to obtain within the United States. Furthermore, because a substantial portion of our principal assets and the assets of these persons are located outside the United States, any judgment obtained in the
United States against us or any of these persons may not be collectible within the United States.

     We have been informed by our legal counsel in Israel, Gross, Kleinhendler,
Hodak, Halevy, Greenberg & Co., that it may be difficult to assert U.S.
securities law claims in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in
Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

     o    the judgment is enforceable in the state in which it was given;

     o    adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

                                       52

     o    the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the State of
          Israel;

     o    the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

     o    an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

     We have irrevocably appointed Tefron USA, Inc. as our agent to receive service of process in any action against us in any U.S. jurisdiction arising out of this offering or any purchase or sale of securities in connection with this offering.

     If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the
Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

     Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in
Israel. Israeli courts may refuse to hear a claim based on a violation of U.S.
securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process.
Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to these documents. The following documents previously filed by us with the Commission are incorporated in this prospectus by reference:

     (1)  Our Annual Report on Form 20-F for the fiscal year ended December 31,
          2008, as filed with the Commission on June 30, 2009;

     (2)  Our Current Reports on Form 6-K as submitted to the Commission on July
          8, 2009, July 20, 2009, August 21, 2009 (two Form 6-Ks), August 24,
          2009 (two Form 6-Ks), August 27, 2009, September 14, 2009, September
          17, 2009, November 9, 2009, November 16, 2009, November 19, 2009,
          November 30, 2009, December 2, 2009, December 3, 2009, December 7,
          2009, December 9, 2009, December 21, 2009, January 7, 2010, January
          19, 2010 (three Form 6-Ks), January 20, 1010, January 21, 2010,
          January 27, 2010, February 11, 2010, and February 23, 2010 (Form 6-K
          and Form 6-K/A); and

     (3)  The description of our Ordinary Shares, par value NIS 10.0 per share, contained in the registration statement on Form 8-A dated September 4,
          1997.

     In addition, all subsequent annual reports on Form 20-F filed pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus and before the termination of this offering will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such reports and documents. We may also incorporate in this prospectus any Form 6-K which we file with the
Commission by identifying in such form that it is being incorporated by reference into this prospectus. Any statement we make in this prospectus (or incorporated herein by reference) may be modified or superseded by statements we make in documents which we incorporate by reference into this prospectus and which are filed after the date of this prospectus. If we make a statement in a previously-filed document which is incorporated by reference into this prospectus, that statement will be modified or superseded by statements in this prospectus or documents incorporated by reference into this prospectus which have a later filing date. You should read this prospectus together with all documents incorporated by reference.

                                       53

     Copies of all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus will be provided without charge to anyone to whom this prospectus is delivered upon a written or oral request to:

                                  TEFRON, LTD.
                           Industrial Center Teradyon
                                  P.O. Box 1365
                                  Misgav, 20179
                                     Israel
                          Telephone No: 972-4-990-0881
                 Attention: Eran Rotem, Chief Financial Officer

     DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
                                  LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our business pursuant to the provision in the section entitled "Indemnification of
Directors and Officers" (see below), we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Commission a registration statement on Form F-1 under the Securities Act of 1933, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the
Commission, this prospectus, which is part of our registration statement on Form
F-1, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

     We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by June 30 of each year. We also furnish to the Commission under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

     The registration statement on Form F-1 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the Commission may be inspected without charge and copied at prescribed rates at the Commission's Public Reference Room at 100 F
Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at
1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the Commission (http://www.sec.gov).

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the "short-swing profits" reporting and liability provisions contained in
Section 16 of the Exchange Act and related Exchange Act rules.

                                       54

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

INDEMNIFICATION OF OFFICE HOLDERS

     Our Articles of Association also include the following provisions:

     o    a provision authorizing us to indemnify an office holder to the fullest extent permitted by law, retroactively or prospectively, against a financial liability he incurs or is imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder of the company;

     o    a provision authorizing us to indemnify an office holder to the fullest extent permitted by law, retroactively or prospectively, against reasonable litigation expenses, including attorneys' fees incurred by such office holder or charged to him by a court, in proceedings we institute against him, or instituted on our behalf or by another person, or in a criminal charge, from which he was acquitted or in a criminal charge in which he was convicted for an offense that does not require the proof of criminal intent, all in respect of an act performed in his capacity as an office holder of the company;

     o    a provision authorizing us to indemnify an office holder to the fullest extent permitted by law, retroactively or prospectively, against reasonable litigation expenses, including attorneys' fees, incurred by such office holder due to an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or proceeding, and which was ended without filing an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms in the Companies Law;

     o    a provision authorizing us to indemnify an office holder to the fullest extent permitted by law, retroactively or prospectively, against liabilities, obligations and expenses in respect of which we may be legally permitted to indemnify under the Companies Law;

     o    a provision authorizing us to grant in advance an undertaking to indemnify an office holder for liabilities described under the first bullet point above, provided that the undertaking is restricted to events that in the opinion of the board of directors are foreseen in light of the Company's actual activities at the time that the commitment is made ("Determining Events") and will be limited to an amount or criteria determined by the board of directors to be reasonable under the circumstances. The undertaking must specify those events, sum or criteria. Such indemnification may include any other liability or event permitted by any applicable law. The aggregate indemnification amount paid under the first bullet point above may not exceed an amount equal to the sum of (i) all the insurance proceeds for the Determining Events received by us from time to time within the scope of any directors' and officers' liability insurance and (ii) an amount equal to 25% (twenty five percent) of our shareholders' equity as set forth in our most recent consolidated financial statements prior to the date of the actual payment of the indemnification by us;
          and

     o    a provision stating that our articles shall not limit us in any way from entering into a contract for the insurance, or the granting of exemptions or indemnification, in connection with an office holder in our company or any person designated by us to serve as a director in another company in which we have an interest or hold shares, directly or indirectly, to the extent that the insurance, exemption or indemnification are not forbidden by any applicable law.

LIMITATION ON EXEMPTION, INSURANCE AND INDEMNIFICATION

     The Companies Law provides that a company may not exempt an office holder from liability for, indemnify an office holder for, or enter into an insurance contract that would provide coverage for, any monetary liability incurred as a result of any of the following:

                                       55

     o    a breach by the office holder of his duty of loyalty; provided that a company may indemnify an office holder for, or enter into an insurance contract that would provide coverage for, any monetary liability incurred as a result of a breach by the office holder of his duty of loyalty in the event the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     o    a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences, other than mere negligence;

     o    any act or omission done with the intent to derive an illegal personal benefit; or

     o    any fine levied against the office holder as a result of a criminal offense.

REQUIRED APPROVALS

     In addition, pursuant to the Companies Law, indemnification of and procurement of insurance coverage for our office holders must be approved by our audit committee and board of directors and, for indemnification and insurance for directors and controlling shareholders, also, subject to certain exceptions, by our shareholders.

INDEMNIFICATION LETTERS

     We have granted indemnification letters to our directors and officers. The aggregate amount of the indemnification under such letters may not exceed an amount equal to 25% of our equity capital as set forth in our most recent consolidated financial statements prior to such payment.

     Under the indemnification letters, we agreed to indemnify our directors and officers for any liability or expenses which are indemnifiable according to the law as follows: a monetary liability imposed on a director or an officer or incurred by a director or an officer in favor of another person under a judgment, including a judgment granted in the case of a settlement or an arbitration award approved by the court, provided that such director or officer's actions were associated with one or more of the Determining Events (as defined below) or any matter associated, directly or indirectly, with the
Determining Events, that, in any such case, in the opinion of the board of directors are anticipated in light of the actual activities of the Company as of the date of the letter of indemnification, provided that the maximum amount of such indemnification does not exceed the amount set forth above.

     The following are considered Determining Events under the indemnification letters, among others:

     o    Acts with regard to investments (whether or not implemented) performed by the Company, its subsidiaries or affiliates (whether before or after the investment is made);

     o    The offering of securities, including public and private offerings;

     o    A credit, sale or purchase of assets or liabilities transaction;

     o    The filing of a report or announcement required by the Israeli
          Companies Law, Israeli Securities Law and related regulations or by any similar law or regulation;

     o    Acts relating to employment of employees;

     o    Any act causing bodily injury, sickness, death and damage to property;

     o    Any restructuring of the Company, reorganization or any resolution in connection with the aforesaid, including any merger split, variation of the share capital of the Company, subsidiaries or affiliates, the dissolution or sale thereof, issue of any security whatsoever of the
          Company, subsidiary or affiliate or performance of any distribution
          (within the meaning of the Companies Law) or any procurement bid by or in connection with any of the aforesaid;

     o    Any expression, statement, including expression of a viewpoint or opinion made in good faith by the Officer in the course of and by virtue his position, including within the course of general meetings or meetings of the Board of Directors of the Company, a subsidiary or affiliate thereof or any committees of the Board of Directors, and negotiations and communications with suppliers, advisors and clients;

     o    Actions submitted against an Officer in connection with the dissolution or receivership of the Company, a subsidiary or affiliate;

                                       56

     o    Acts or decisions in connection with drafting or approval of financial statements, business plans or forecasts in connection with the
          Company, a subsidiary or an affiliate;

     o    Granting of liens on Company assets and granting guarantees on behalf of the Company;

     o    Compliance with various governmental requirements in Israel and outside Israel;

     o    Establishment and management of financial policy, including credit policies, hedging against changes in currency exchange rates and utilization of cash reserves;

     o    Any action and/or decision relating to preparation of work plans, including pricing, marketing, distribution and instructions to employees, to customers and to suppliers and to cooperative arrangements, including with competitors;

     o    Any action and/or decision relating to product development or relating to the conduct of product testing, approvals, sales, distribution or licensing;

     o    Any action and/or decision that may be considered as an infringement of the intellectual property rights of a third party;

     o    Representations and any undertaking granted vis-a-vis third parties or the Company, a subsidiary or affiliate or vis-a-vis any person acting on behalf thereof; and

     o    Each of the Determining Events in connection with the position of the
          Officer in a subsidiary or an affiliate.

     We agreed to indemnify our directors and officers for the following legal expenses:

     o    reasonable legal expenses, including attorneys' fees, disbursed or which a director or an officer is ordered to pay by a court in proceedings filed against such director or officer by the Company or another corporation according to the Company's request, as the case may be, or in the name of either of the aforesaid or by any other person or under a criminal charge from which such director or officer may be exonerated, or under a criminal charge of which such director or officer is convicted not requiring proof of any MENS REA; and

     o    reasonable legal expenses, including attorneys' fees, expended in connection with an investigation or proceeding against a director or an officer by an authorized authority, and that concludes without an indictment against such director or officer and either (i) no monetary payments are imposed on such director or officer in lieu of criminal proceedings or (ii) monetary payments are imposed on such director or officer in lieu of criminal proceedings, provided that the alleged criminal offense does not require proof of any MENS rea.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     See Exhibit Index after signature page.

ITEM 9. UNDERTAKINGS

(a)  The undersigned Registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)  to include any prospectus required by Section 10(a)(3) of the
               Securities Act;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the
               information set forth in the registration statement.
               Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the
               Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the
               "Calculation of Registration Fee" table in the effective
               registration statement; and

                                       57

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration
               statement or any material change to such information in the registration statement.

PROVIDED, HOWEVER, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(l)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities
Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b)
that is part of the registration statement.

     (2) That, for the purpose of determining any liability under the Securities
Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, PROVIDED, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section
10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the
Commission by the registrant pursuant to Section 13 or Section 15(d) of the
Securities Exchange Act of 1934 that are incorporated by reference in the Form
F-3.

     (5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

          (i)  If the registrant is relying on Rule 430B (Sec 230.430B of this chapter):

               A. Each prospectus filed by the registrant pursuant to Rule
               424(b)(3) shall be deemed to be part of the registration
               statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

               B. Each prospectus required to be filed pursuant to Rule
               424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to
               Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of
               1933 shall be deemed to be part of and included in the
               registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the
               registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof. PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the
               registration statement or prospectus that is part of the
               registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

                                       58

          (ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the
               registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the
               registration statement or made in any such document immediately prior to such date of first use.

     (6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the
Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                       59

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Misgav, in the State of Israel, on February 23, 2010.

                                   TEFRON LTD.

By: /s/ Eran Rotem                           By: /s/ Amit Meridor
------------------                           --------------------
Eran Rotem                                   Amit Meridor
Chief Financial Officer                      Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

    SIGNATURE                           TITLE                         DATE

/s/ Amit Meridor        Chief Executive Officer                February 23, 2010
--------------------    (principal executive officer)
Amit Meridor

/s/ Eran Rotem          Chief Financial Officer (principal     February 23, 2010
--------------------    financial and accounting officer)
Eran Rotem

       *                Chairman of the Board of Directors     February 23, 2010
--------------------
Yacov Gelbard

       *                Director                               February 23, 2010
--------------------
Ishay Davidi

--------------------    Director                               February __, 2010
Meir Shamir

       *                Director                               February 23, 2010
--------------------
Avi Zigleman

/s/ Shirith Kasher
--------------------    Director                               February 23, 2010
Shirith Kasher

/s/ Zvi Limon
--------------------    Director                               February 23, 2010
Zvi Limon

       *                External Director                      February 23, 2010
--------------------
Eli Admoni

       *                External Director                      February 23, 2010
--------------------
Yacov Elinav

* By: /s/ Eran Rotem
--------------------
Name:  Eran Rotem                                              February 23, 2010
Title: Attorney-in-Fact

Authorized Representative in the United States:

TEFRON U.S.A., INC.

By: /s/ Eran Rotem                                             February 23, 2010
------------------
Name:  Eran Rotem
Title: CFO

By: /s/ Steve Goad                                             February 23, 2010
------------------
Name:  Steve Goad
Title: Director of USA operation

                                       60

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

4.1            Form of Rights Agent Agreement. *

4.2            Specimen Certificate for Ordinary Shares.**

4.3            Form of Rights Certificate and Form of Instruction Letter*

5.1            Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.,
               Israeli counsel for Tefron Ltd., as to the validity of the ordinary shares.*

23.1           Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
               (included in Exhibit 5.1).*

23.2           Consent of Kost Forer Gabay & Kasierer, a Member Firm of Ernst &
               Young Global. *

24.1           Power of Attorney (included on signature page).

99.1           Form of Letter to Record Holders. **

99.2           Form of Letter to Securities Dealers, Commercial Banks, Trust
               Companies and Other Nominees. *

99.3           Form of Letter to Clients. **

----------

*    Filed herewith.

**   Previously filed.

                                       61